7.

Follow-Up Materials

06014198

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lenzing AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 07 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3207

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/7/06

ARS
12-31-05



Lenzing Group

ANNUAL REPORT 2005

PEOPLE MAKE THE DIFFERENCE

LENZING

BUSINESS RESULTS

EUR mill.	2003	2004	2005
Sales	747	871	943
EBIT	90	104	82
EBIT margin in %	12.0	12.0	8.7
EBITDA	135	160	142
EBITDA margin in %	18.0	18.4	15.0
EBT	85	104	79
Share of net income of shareholders of Lenzing AG	59	68	57

FINANCING STRUCTURE

EUR mill.	2003	2004	2005
Cash	119	60	85
Inventories	84	117	124
Receivables	148	155	159
Liabilities	237	246	271
Net debt	134	180	169
Retained earnings	279	330	344
Net Gearing in %	33.1	39.2	34.9

CAPITAL EXPENDITURE

EUR mill.	2003	2004	2005
Capital expenditure			
Lenzing AG	97	44	64
Group total	139	61	82
Group depreciation and amortization	49	60	64

CASH FLOW

EUR mill.	2003	2004	2005
Gross cash flow	116	128	120
Net cash from operating activities	127	95	124
Net increase (+)/decrease (-) in cash	30	-59	15
Cash and current investments	119	60	85

CAPITAL STRUCTURE

EUR mill.	2003	2004	2005
Liabilities (excl. of post employment benefits)	426	422	452
Post employment benefits	66	64	73
Equity	405	461	485
ROCE in %	14.3	12.2	9.0
ROE in %	17.0	17.9	12.8

STOCK EXCHANGE

EUR	2003	2004	2005
Common stock in mill.	27	27	27
Market capitalization in mill.	450	683	649
Share price as at 31 Dec.	122.4	185.9	176.5
Earnings per share	16.00	18.41	15.48

PRODUCTION

in 1,000 tons	2003	2004	2005
Fibers (total)	379*)	414.2	453.8
Paper	74.8	73.3	74.7
Plastics	17.5	17.8	17.4

*) incl. LFC

KEY DATA OF THE LENZING GROUP ACCORDING TO IFRS

NET GEARING IN %


45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
33.1
39.2
34.9
2003
2004
2005

DIVIDEND

Dividend in EUR
Dividend yield in %

*) Proposal


8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
4.90
6.00
4.30
8.00
4.53
8.00
2003
2004
2005*)

SALES COMPARED TO EBT EUR MILL.

Sales
EBT


1000
900
800
700
600
500
400
300
200
100
0
120
100
80
60
40
20
0
85
747
104
871
79
943
2003
2004
2005

SALES COMPARED TO EBITDA EUR MILL.

Sales
EBITDA


1000
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
135
747
160
871
142
943
2003
2004
2005



PEOPLE MAKE THE DIFFERENCE

People – the real motor driving our success. People – putting their heart and soul into it. People – making us the world leader in the cellulose fiber industry.

People make the difference

TABLE OF CONTENTS

INNOVATION

for the Lenzing Group means enhancing its position as the global pacemaker of the cellulose industry. Steady development of our areas of core competence is the basis of our international market success.





"For me innovation is the life engine of the Lenzing Group. Our leading position on the world market is last but not least a result of our company's considerable investment in research."

Hedda Weber (40)
Hedda holds a PhD in chemistry. With her international experience she works on aspects of wood chemistry and the utilization of by-products of pulp production. As the project leader for innovative cellulose products she makes the difference with her dedication to a core area of Lenzing innovation and by maintaining intense contacts with external research institutes.

If we stagnate, others will overtake us. Lenzing is the global pacemaker of the cellulose fiber industry. One of our strong points is decades of experience in cellulose technology combined with the profound market and business expertise of our staff – and the awareness that we can only maintain and enhance our lead if we keep moving. Research helps us on: Our unique competence center for cellulose chemistry and fiber technology at Lenzing will continue to set the course.

US

LENZING GROUP 2005

Sales:
EUR 942.6 mill.

Staff: 4,860

Fiber production:
453,800 tons

The Lenzing Group is an international corporate group with headquarters in Upper Austria. We are present on world markets and we set standards in the field of man-made cellulose fibers with our quality and our innovations. Lenzing fibers are made of wood, the renewable raw material. They are used by the textile industry – for garments, home textiles and technical textiles – as well as by the nonwovens industry.

More than 65 years of experience in fiber production make us the only manufacturer world-wide uniting all three generations of man-made cellulose fibers – viscose, modal and lyocell.

The success of our Group is based on the combination of consistent customer focus with technology and quality leadership. Our economic strength is secured both by our focus on fiber specialties and our cost-competitiveness.

Lenzing is committed to the principles of sustainable management with very high environmental standards.

In addition to our core business fibers, we are active in business sectors engineering and systems construction, plastics and paper.



BUSINESS UNIT TEXTILE FIBERS

Fibers for textile applications

- Shirts/blouses
- Outerwear
- Lingerie
- Home textiles



BUSINESS UNIT NONWOVEN FIBERS

Fibers for the nonwovens industry

- Sanitary
- Medical
- Cosmetics
- Home



BUSINESS UNIT PULP

Pulp

- The primary material for fiber production in the Lenzing Group



Chemicals

- **Acetic acid:** for the food industry and industrial applications.
- **Furfural:** for the production of furfural alcohol and as a selective solvent for the crude oil industry.
- **Magnesium lignin sulfonate:** for the animal food industry, for the ceramics and construction materials industry.
- **Sodium sulfate:** for the detergent and cleaning agents industry, for the glass, textile and chemical industry.
- **Xylose:** basis of sugar substitutes (for example caries-inhibiting chewing gum).



BUSINESS UNIT ENGINEERING

Fiber and pulp technology

- Viscose technology
- Pulp technology
- Separation technology
- Environmental technology

Mechanical construction and automation

- Mechanical construction and industrial services
- Automation

Mechatronics

- Electronics
- Marking systems
- Robotics



BUSINESS UNIT PLASTICS

Thermoplastics

- Films, tapes and yarns
- Technical fabrics and laminates

PTFE (polytetrafluoroethylene)

- Fibers and yarns for filtration
- Filaments for compression packings



BUSINESS UNIT PAPER

- Recycled paper
- Poster paper
- Envelope paper
- FSC paper



BUSINESS UNIT ENERGY

- Electricity
- Heat
- Utilities
- Disposal management


SUSTAINABILITY
is nothing but creating the conditions today for a tomorrow that we will want to live in. People, ecology and economy – joined for a common future.



"I love wood. It is a special material, it is alive. I like working with it, at my job and at home. I think it's great that the products of my company are made of this natural raw material."

Josef Bauernfeind (54)
Josef has been active for Lenzing for almost 25 years. His work at wood unloading brings him into daily contact with the natural raw material for Lenzing fibers – beech wood. He and his colleagues make the difference by moving more than a million tons of beech logs every year.

Long before sustainability became a buzzword, we made it happen. Lenzing processes about 95% of Austria's industrial beech wood to produce pulp and fibers, moreover creating valuable by-products in the process. The concept of wood refining, the optimized utilization of that renewable raw material, is ecologically sound and increases value addition. More economic power creates more attractive jobs. Economic success, social responsibility and ecological soundness do not preclude each other – on the contrary: They make a perfect match.

WORLD LEADER IN CELLULOSE FIBER TECHNOLOGY

TEXTILE APPLICATIONS

Shirts/blouses

Outerwear

Lingerie

Home textiles



FIBERS

LENZING FIBERS

TENCEL®

THE NEW AGE FIBER

TENCEL® – the breakthrough innovation in modern fiber technology. The unique nanofibril structure of TENCEL® produces its natural properties: soft as silk, strong as polyester, cool as linen, warm as wool and more absorbent than cotton.

Areas of application:

Home textiles: quilts and bed linen

Clothing: shirts, blouses, sportswear, outerwear

Lenzing Modal®

MAKES THE WORLD A SOFTER PLACE

Softness through and through.
Lenzing Modal® has been unrivaled for more than 40 years — the embodiment of softness on skin. The fiber retains its marvelous softness, brightness and brilliance even after many washings.

Areas of application:

Home textiles: terry products

Clothing: homewear and lingerie, fashionable knit tops

Lenzing Viscose®

SETS THE INDUSTRY STANDARD

65 years of experience in manufacturing viscose fibers set the international processing quality standard.

Areas of application:

Apparel in knitted or woven fabrics

Lenzing FR®

THE HEAT PROTECTION FIBER

The extraordinary properties of this special fiber, thermal insulation and moisture management, reduce the risk of heat stress and heat stroke and improve protection against second-degree and third-degree burns.

Areas of application:

Highly flame-retardant protective clothing, textiles for public transport, fire blockers and nonwovens.


EXCELLENCE
NONWOVENS APPLICATIONS
Sanitary
Cosmetics
Medical
Home

FIBERS

LENZING FIBERS
EXCELLENCE IN NONWOVENS

FIBERS FOR SENSITIVE AREAS

Lenzing fibers made from the raw material wood are exceptionally absorbent and pure. That makes them the ideal material for demanding nonwovens applications.

Nonwovens made of Lenzing fibers are used in sensitive areas of sanitary, medical and cosmetics applications. Well-known products are wet wipes for infant care, make-up removal and refreshing. Medical applications include wound care pads, surgical swabs and components of surgical scrubs. Domestic and personal hygiene applications are other areas with strong growth.

LENZING Viscose®

LENZING VISCOSE®
THE WORLD'S LEADING NONWOVEN FIBER

Lenzing with five production sites in Europe, Asia and America (to be joined by China as the sixth location at the beginning of 2007) is the unique global and flexible provider of nonwoven cellulose fibers.

This world-leading position is emphasized by the globally most advanced fiber production line at the Lenzing site and the steady expansion of the nonwovens business at all locations.

TENCEL®

TENCEL®
LENZING LYOCELL®
THE ADVANCED NONWOVEN CELLULOSIC FIBERS

TENCEL®, the lyocell fiber with the prestigious environmental award of the European Union, is optimally suited for nonwovens and shows great potential for opening new product markets.

The new generation of specialty medical dressings made of TENCEL® fibers meets the continuously rising standards for health care product quality.

GLOBAL PERSPECTIVE

has become a matter of course for the Lenzing Group. The global local presence: production sites, offices and the expertise of our staff directly for our customers.



"I am a cosmopolitan and I am at home anywhere on this planet. I do feel at home wherever I meet people I get along with – and Austria is a special place for me. Several trips a month to far-flung places, that's not only rewarding but challenging, too."

Johnny C.T. Truong (39)
Vietnam-born Johnny came to Austria 27 years ago. He has been working for the Lenzing Group for more than 20 years, three years of these in the USA. His work in technical customer support makes the difference, and keeps him on the move – to North and South America, to Europe, to China.

Within 15 years Lenzing evolved from a European textile fiber manufacturer to a global player – staying ahead of changes in the international fiber markets. Lenzing meanwhile has five production sites in Europe, the USA and Asia, as well as a network of sales offices. At the core of this development is a well-designed growth strategy based on clear market positioning with consistent enhancement of specialties, high customer and quality orientation and the uncompromising commitment to innovation. The global perspective gained even more momentum with the acquisition of the Tencel group of companies in May 2004.

UNITED KINGDOM

Production Site Grimsby
Lyocell fibers (TENCEL®)

Capacity: 40,000 tons of fibers per year

Marketing Office
London

USA

Production Site Mobile, Alabama
Lyocell fibers (TENCEL®)

Capacity: 40,000 tons of fibers per year

Marketing Office
New York

The global business activities of our operative Business Units are directed and coordinated from the headquarters at Lenzing which is also the home of the Group's research and development facilites.

Product development, production planning, marketing and logistics of business sector fibers are geared to maximum customer service. The cooperation of project-focused and translocal teams challenges the flexibility and the responsibility of our staff. Lenzing's involvement in a multitude of fairs each year is evidence of our commitment to both global presence and local proximity to the customer.

LOCATIONS

AN OVERVIEW OF OUR PRODUCTION SITES AND OFFICES

AUSTRIA

Production Site Lenzing
The largest integrated pulp and viscose fiber production site worldwide

Capacity: 225,000 tons of fibers and 240,000 tons of pulp per year
Plastic products, systems construction and engineering, paper products

Production Site Heiligenkreuz
Lyocell fibers (TENCEL®)

Capacity: 40,000 tons of fibers per year

CHINA

Production Site Nanjing
Under construction

Capacity (as of 2007): 60,000 tons of viscose fibers per year

Lenzing Technik
Representative Office Beijing

Marketing and Sales Office
Shanghai

Marketing and Sales Office
Hong Kong

JAPAN

Representative Office
Tokyo

INDONESIA

Production Site Purwakarta
Viscose fiber production

Capacity: 150,000 tons of fibers per year

Sales Office
Jakarta

CORPORATE TEAM

MEMBERS OF THE MANAGEMENT BOARD

1 **Thomas Fahnemann**
Chairman

2 **Christian Reisinger**

3 **Peter Untersperger**

MEMBERS OF THE SUPERVISORY BOARD

Karl Schmutzer, Vienna
Chairman

Walter Lederer, Vienna
Deputy Chairman

Horst Bednar, Vienna

Hermann Bell, Linz

Veit Sorger, Vienna

Franz Zwickl, Vienna

BUSINESS UNIT LEADERS

Textile Fibers
4 **Friedrich Weninger**

Nonwoven Fibers
5 **David Hoyland**

Pulp
6 **Johann Huber**

Energy
7 **Gottfried Rosenauer**

Engineering
8 **Helmut Aigner**
9 **Johann Weber**

Plastics
10 **Wolfgang Plasser**

Paper
11 **Sonja Probst**
12 **Franz Gstettenhofer**

WORKS COUNCIL REPRESENTATIVES

Rudolf Baldinger
Chairman of the Company's Works Committee
Chairman of the Blue-Collar Workers' Council

Helmut Maderthaner
Deputy Chairman of the Company's Works Committee
Chairman of the White-Collar Workers' Council

Johann Schernberger
Deputy Chairman of the Blue-Collar Workers' Council



7
10
12
8
11
6
4
1
2
3
9
5

Thomas Fahnemann (45)

German-born Thomas Fahnemann completed an apprenticeship program for industrial management before studying business management in Mainz. He started his career at Hoechst AG, followed by ten years in the United States with his last assignment as general manager and vice president of one of the largest US polyester manufacturers. When he joined Lenzing in March 2003 he was thrilled: "Heading this excellent corporation towards expansion and growth is the finest challenge of my professional life."



EDITORIAL

BY THE CHAIRMAN OF THE MANAGEMENT BOARD

Massive shifts in the global textile industry and dramatic structural changes in raw material and energy prices were the big challenges for the Lenzing Group in 2005.

Turnabout Year – a striking term for describing dramatic change: For two reasons 2005 has undoubtedly been such a year for the textile fiber industry: Textile import quotas were abolished in the wake of WTO liberalization and prices for primary materials and energy rose enormously.

The explosion of textile imports into Europe after WTO liberalization brought final clarity on the advance of the irrevocable globalization process in the textile industry. The subsequent temporary reduction of imports in the course of 2005 for political reasons does not change this fundamental fact. The importance of Asia, already the number one textile Workshop of the World will continue to grow over the next years. This is a formidable challenge to all of us, but at the same time it presents a great opportunity to conquer new and attractive growth markets in Asia and to successfully position ourselves in a global economy based on the division of labor.

Two parameters, the power and the speed of innovation, will decide textile fiber competition in the future. Chances for the European industry as pace makers and generators of expertise are good.

Nonwovens as a business is not fully comparable to textile fibers, but here, too, creating new products, listening to customers' needs and acting with flexibility are the determining factors for success.

We must, moreover, use the rules of the game of global interconnectedness to our advantage. That means even more product development, even more specialization, even more products with even less substitution potential. It also means compensating the disadvantage of location with technological leadership, economies of scale and an astute presence on the growth markets in Asia. We will, however, fail the industrial challenge, if we just sell more-of-the-same-products and then call for political trade protection.

The second marker of the year 2005 was the onset of the rise in energy and primary material prices. We must not act on the assumption that energy prices – looking at the massive gas price increase – will swing back. The current price development is part of a long-term and permanent structural shift in our cost structure. The resulting challenge for an energy-intensive industry such as ours is as formidable as that of globalization.

Business year 2005 was anything but an easy one for our company group. But Lenzing succeeded in producing a satisfactory result under highly adverse conditions. We have given proof of being able to grow even under difficult circumstances. We can be particularly proud on two accounts: For one, optimized plants and further investment resulted in a new record high in fiber production. And innovative applications based on the unique properties of Lenzing fibers opened new fields of applications and markets which have so far been unconquered or only marginally explored by cellulose fibers. Home textiles and technical textiles are two cases in point, in particular in Asia. Lenzing in 2005 has proven that highly innovative products with clearly defined customer benefits can compete and can win anywhere – no matter where they are produced.

In 2005, we at Lenzing set the course of our future global growth: Our viscose fiber production plant in Nanjing/China is under construction and start-up is scheduled for the turn of 2006/07. Our focused marketing activities again enhanced our market presence in Asia. Production at our existing sites will grow again to meet Asian demand at competitive prices. Our employee-driven optimization program was started at the turn of 2005/06: It will be a decisive factor in successfully adapting the basis of company group production, sales and costing to the changes in structural conditions.

The year has been an "annus horribilis", a horrible year, for many enterprises of the textile production chain, some of our competitors even had to cease manufacturing.

Lenzing is living proof that best practices executed on all corporate levels enables successful growth in a transnational global world. This success is the source of our courage to master the future.

On behalf of our employees and our shareholders I want, in closing, sincerely thank our customers for a year of good cooperation. And my special gratitude goes out to our employees for their tremendous dedication in the course of a difficult year.

Lenzing, March 2006

Thomas Fahnemann



MANAGEMENT REPORT

2005

LENZING GROUP

Successful growth in difficult environment

Massive rise in raw material and energy prices

Group sales up by 8.2%

EBIT at EUR 81.8 mill.

Dividend per share unchanged at EUR 8.00

GENERAL MARKET ENVIRONMENT

The market environment of business year 2005 was characterized by a slight weakening of economic conditions in Western Europe and the United States, and the continued upward trend in Asia, in particular China. The GDP of this country, the world's biggest market for textile fibers grew by 9.8% according to preliminary calculations. This is just short of the 10.1% achieved in 2004. In contrast, European GDP grew by only 1.6% (after 2.3% in 2004).

The global rise in raw material and energy prices starting in 2004 continued throughout 2005 and led to massive structural cost charges for the Lenzing Group.

The Lenzing core business, cellulose fibers, was characterized by good quantity demand, but marked by falling prices and rising production costs. Lenzing Plastics and Lenzing Paper suffered from rising productions costs as well. European economic conditions prevented passing these on to customers. The continued friendly investment climate in the pulp and viscose industry supported Lenzing Technik's continued successful performance.

LENZING GROUP
CORE BUSINESS FIBERS
SALES DISTRIBUTION



Textile Fibers 68%
Nonwoven Fibers 32%

LENZING GROUP DEVELOPMENT

The Lenzing Group mastered the challenges of business year 2005 well. Difficult general conditions, however, did not allow for a repeat performance of record year 2004. Consolidated Group sales (as defined by IFRS) were at EUR 942.6 mill. after EUR 871.1 mill. in 2004. This remarkable rise by 8.2% is to be attributed to the first-time full consolidation of the Tencel group, significantly higher production and sales figures, and destocking in Sector Fibers. The fiber core business generated about 81.4% of consolidated sales, followed by Plastics 8.6%, Paper 5.6% and Engineering 4.4% (only external sales).

SALES BY SECTOR
100% = EUR 942.6 MILL.


Fibers 81%
Paper 6%
Engineering and Systems Construction 4%
Plastics 9%

LENZING GROUP DEVELOPMENT

Material expenses in the Group rose by 14.8% over 2004 and reflect the significant rise in raw material and energy costs. Additional personnel costs were caused by above-average collective bargaining results. The impact of these was countered by the increased implementation of alternative working time models.

EBITDA (income from operations before depreciation, amortization and reversal of investment grants) was at EUR 141.6 mill. (after EUR 160.4 mill.). The unfavorable price/cost ratio in the fiber business, increased depreciation due to higher investment, and higher other operating expenses caused a decline of EBIT (income from operations) to EUR 81.8 mill. after EUR 104.3 mill. in 2004.

Just as in the previous year, the result contributions of all sectors were positive, with the exception of paper.

The net income of EUR 60.7 mill. did not reach the previous EUR 77.5 mill. (adapted value). The share of shareholders of Lenzing AG of EUR 56.9 mill. yielded earnings per share of EUR 15.48 (after EUR 18.41). The management board will propose an unchanged dividend of EUR 8.00 per share to the shareholders' meeting.

INVESTMENT FOCUS ON CAPACITY EXPANSION

Lenzing Group investment in property, plant, equipment and intangible assets amounted to EUR 82.4 mill. in 2005 after EUR 60.9 mill. in 2004. The focus in 2005 was on continued expansion and transition to flexible fiber production at the Lenzing site and the implementation of required environmental protection systems. The PT. South Pacific Viscose production site in Indonesia saw investment in its waste water treatment system and the enhancement of coal storage capacity. Moreover, first investment steps were taken towards establishing Lenzing viscose fiber production in China.

CONSISTENTLY SOUND BALANCE SHEET STRUCTURE

The future-oriented investment activity of the Lenzing Group resulted in an increase of property, plant and equipment to EUR 596.4 mill. (after EUR 570.9 mill.). Cash and cash equivalents was increased from EUR 57.7 mill. to EUR 72.3 mill. (as of 31 December 2005) to provide a major contribution to further construction activity at the future Lenzing fiber factory at Nanjing.

Equity (as per 31 December 2005) was raised further to EUR 455.5 mill. (after EUR 429.0 mill.). This corresponds to a sound equity ratio of about 48%. Liabilities were higher than in 2004 due to investments. The healthy balance sheet and funding structure of the Lenzing Group is the solid basis for financing future growth.

SALES BY REGION
100% = EUR 942.6 MILL.



EU (ex Austria) 33%
Austria 16%
Asia and all other 41%
Europe ex EU 5%
Americas 5%



CREATIVITY

opens up unimagined possibilities. Creative thinking puts established patterns into new context and provides the impulse for unique and innovative solutions.



"Whether in research or in marketing, creativity is the key to successful work. I love the challenge of opening up new areas of application with creative lateral thinking."

Susanne Jary (36)
Susanne is a trained chemist and joined the marketing team of Business Unit Textile Fibers after six years with the Lenzing research department. Her technical expertise in fiber development makes the difference when working with new clients or when searching for new fields of application.

To just rely on fiber production is not enough. We need creativity, and innovative product and marketing ideas. Lenzing has the best playing field for that. Our fibers owe a number of excellent properties to the natural raw material wood: Excellent moisture management, skin-friendliness, thermal insulation, reduced bacterial growth without the use of chemical additives and, moreover, full biodegradability. These advantages make our fibers the prime choice for a variety of applications, from sportswear to medical uses. Creativity – essential for finding new areas of application.

SECTOR FIBERS

DIFFICULT MARKET ENVIRONMENT FOR FIBERS IN 2005

The global market environment for Sector Fibers was considerably more difficult than in 2004. The record cotton crop of 2004/05, resulting in comparatively lower 2005 cotton prices, and the serious rise of raw material and energy prices formed the background to this situation.

The abolition of textile import quotas in the Western industrial nations caused the biggest revolutionary change of many years in the textile fiber market in Europe. Although the decision to liberalize quotas had been taken several years ago, its implementation still caused considerable unrest in the global fiber market. The increase of textile imports into Europe and the United States in the first months of 2005 was downright explosive and exerted severe pressure on the European textile industry (including Turkey), with direct negative impact on the European fiber market. The slowdown of imports agreed between the European Union and China in June 2005 brought only partial relief and caused an unfavorable backlash on the Chinese market. The sudden uncertainty about the future development of exports dampened demand all throughout Asia, the world's most important sales market for fibers. The market settled down to some form of stability only in the fourth quarter of 2005.

WORLD FIBER PRODUCTION STATIC – VISCOSE EXPANDS

First estimates indicate a stagnation of global fiber production (cotton, wool, chemical fibers) at 65 mill. tons. This represents a slight decline of 0.4% from the record high of 2004. The production of synthetic fibers grew by an estimated 2.3% to about 36 million tons. The sole fiber to contribute to this development was polyester. All other synthetic fibers declined or remained static. The production of man-made cellulose fibers increased by 3.1% to 3.3 mill. tons globally. The growth rates of viscose staple fibers (viscose, modal and lyocell) were again above average. Production increased by more than 4% to 2.2 mill. tons. Responsible for this development was Asia, in particular China. Viscose fiber production declined significantly in the United States and Eastern Europe due to production shutdowns.

Overall global growth of chemical fiber production was exclusively caused by the unbroken and enormous increase in China by an estimated 13.8% or about 2 mill. tons to now 16.2 mill. tons. This means that China's share of global chemical fiber production is now at already 42%. Production in other countries declined. The severe production downturn in some Asian countries such as Korea (minus 14%) and Taiwan (minus 6%) as well as in Western Europe (minus 7%) and the United States (minus 2%) were above all caused by Chinese market share gains in the wake of textile import quota liberalization.

The price of cotton is an important factor in Asian market development. Its recovery from a comparatively low level of 50 US cents per pound at the beginning of 2005 to 56 US cents at the end of the year was hesitant. Global cotton stock in 2005 rose to about 11 mill. tons, despite a strong increase in Chinese domestic consumption. This contributed to a respective development of prices. Polyester staple fiber prices in

Europe rose by 5% due to the raw material situation; the corresponding increase in Asia by 2% was much lower.

Viscose fiber prices exhibited their beginning decline by the second quarter and reached their low with the beginning of the fourth quarter of 2005.

LENZING SUCCESSFUL IN A DIFFICULT MARKET ENVIRONMENT

The Lenzing Group again succeeded in further consolidating its position in a difficult market environment. Sales by segment reporting[1] rose to EUR 767.6 mill. after EUR 697.6 mill. in 2004. The result remained below previous year's figure. It was, however, satisfactory in view of the adverse framework conditions. The adoption of a global perspective on marketing and market development was successful, and so was the continued concentration on specialty products with low substitution potential and high margins, as well as the focus on innovative product applications.

Production again was at full capacity in 2005. The site at Mobile/Alabama suffered from temporary production loss due to hurricane impact.

Investment in the Lenzing production site increased capacity to 225,000 tons (up from 200,000 tons in 2004). The share of high quality fiber specialties was again increased. Consistent elimination of bottlenecks enabled the Indonesian subsidiary PT. South Pacific Viscose (SPV) to raise production to a new record high of 150,000 tons. Moreover, the SPV product portfolio was improved by expanding the share of nonwovens. The consolidation of the export business, in particular nonwovens, continued.

1) Incl. pulp, by-products and timber trade

LENZING GROUP PRODUCTION
IN '000 TONS


500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Special fibers
Standard fibers

The raw material situation in 2005 caused a deep recess as well. As in 2004, prices for pulp went up for non-integrated sites. Prices for wood at the integrated production site Lenzing rose significantly, especially in the second half of the year, due to increased deployment of biomass at Austrian power stations. The energy price explosion affected the production sites at Grimsby, Mobile and Heiligenkreuz in the form of substantial gas price increases. All in all, the Group had to bear additional costs for energy and raw materials of EUR 35 mill. which could not be compensated.

The announcement of a 5% price increase in September 2005 necessitated by the rise in raw material and energy costs was successfully implemented. The unbroken trend required a second price correction of more than 5% as well at the beginning of 2006.

ENHANCED MARKET PRESENCE IN ASIA

The regional development of fiber production capacities underlines the long-term shift of the fiber market towards Asia. China again expanded its role as the leading global textile fiber market. Europe's importance declined.

The Lenzing Group actively anticipated this development: January 2005 saw the successful conclusion of the contract for the construction of the first Lenzing fiber production site in China. Lenzing and the Nanjing Chemical Fibre Co., Ltd. (NCFC), quoted at the Shanghai stock exchange, are building a viscose fiber production plant for textiles and nonwovens with an annual capacity of 60,000 tons at the chemical industrial park Hongshan near the city of Nanjing. Construction activity is on schedule and production is expected to start up at the turn of 2006/07. As early as 2004, Lenzing expanded its market presence in China by setting up a sales office in Shanghai, opening China as an important market for specialty fibers with this move.

2005, moreover, brought Lenzing's first marketing initiative to India. The expanding textile fiber market in Pakistan was successfully developed as well. The determined expansion of production capacity of the PT. South Pacific Viscose subsidiary rounds off the Lenzing Group strategy for Asia.

ACQUISITION OF TENCEL: CARTEL PROCEEDINGS CONCLUDED

The Austrian cartel court approved the acquisition of the Tencel group at the beginning of April 2005. The approval was preceded by an agreement with Austrian cartel offices including several conditions and reservations. The protracted proceedings, however, lead to a EUR 1.5 mill. fine for Lenzing, affecting the 2005 result.

SECTOR FIBERS

BUSINESS UNIT TEXTILE FIBERS

The development of Business Unit Textile Fibers was characterized by falling fiber prices and rising costs.

Sales increased and the result was nevertheless good. Entry into new markets, new applications, the expansion of established market presence and successful specialty fiber business generated sales growth.

The strategic focal point in 2005 was on dedicated production process innovation and the development of new fibers and new fiber applications. This strategy was implemented by joint global project teams from marketing, sales and development departments. These teams closely interacted with the responsible representatives of the downstream textile process chain. The cooperation resulted in ten product innovations with improved customer benefit in 2005 alone in segments shirts, sportswear, bed linen, toweling and technical textiles. These were successfully introduced to a variety of markets.

One example is the introduction of TENCEL® for strengthening and improving the quality of cotton fiber. Top and medium qualities were optimized by the dedicated addition of TENCEL® fibers. Other focal points were terry toweling and technical textiles.

The enhanced range of Lenzing textile fiber applications will enable better absorption of fluctuations caused by cyclical fashion trends.

OUTLOOK BUSINESS UNIT TEXTILE FIBERS

Development of global demand has been stable in the first weeks of 2006. The good development in Asia is contrasted by the unchanged and difficult market situation in Europe and the United States, and cotton market oversupply.

Development expectations for 2006 are satisfactory, due to consistent continuation of application and process innovation, implementation of necessary price increases and global business orientation.

BUSINESS UNIT NONWOVEN FIBERS

Lenzing Nonwoven Fibers is one of the leading suppliers of cellulose-based nonwoven fibers and the only manufacturer with production units in the three important markets Europe, the United States and Asia. Lenzing Nonwoven Fibers again expanded its global market position in 2005. The quantity of shipped goods was significantly higher than in 2004.

The year, however, was characterized by an extremely difficult and volatile market with unsatisfactory profit margins in the first three quarters of 2005. Stabilization of the European market only set in with the fourth quarter.

The intense market development activity initiated in the United States in 2004 made Lenzing the market leader there. The closure of the last US-American manufacturer of viscose fibers, however, resulted in a certain amount of market insecurity and increased import pressure, in particular from Asia.

Lenzing continued to maintain its strong position on the Asian market in 2005 where the fourth quarter indicated a general weakening. The market is under pressure from aggressively priced supply from China and India.

OUTLOOK BUSINESS UNIT NONWOVEN FIBERS

Future growth of Lenzing Nonwoven Fibers can be expected due to stabilized market conditions and good booking of orders during the first weeks of 2006. Product development, new applications, intensified cooperation with global customers and consolidation of the North American market position will support this development. Another focal point will be the intense development of the Asian market, also in view of the preparation of the Nanjing site start-up.

SECTOR FIBERS

BUSINESS UNIT PULP

Business Unit Pulp is in charge of supplying the fiber production sites of the Group with pulp, for operating the pulp factory at the Lenzing site and for the sales and marketing of by-products of pulp and fiber production, such as acetic acid and furfural.

Pulp production at the Lenzing site reached a new record high with more than 216,000 tons in 2005 which was required for securing increased fiber production. This was achieved by the continued elimination of bottlenecks. Higher wood prices led to a decline in results. These were only partly offset by improved sales of the by-products acetic acid and furfural.

The non-integrated fiber production sites decidedly benefited from a coordinated pulp purchasing policy which helped to secure their raw material supply base. However, price increases had to be absorbed there as well in the course of the year. Future pulp supply was to a large extent secured by long-term agreements which also include provisions for the supply of the new production site at Nanjing, China.

OUTLOOK BUSINESS UNIT PULP

Pulp supply for fiber production in 2006 has been secured to the greatest possible extent. The snow-rich and cold winter in Central Europe complicated wood harvesting and biomass consumption by power stations and households rose sharply. As a consequence, wood prices continued to rise in 2006, and purchasing for the Lenzing site became decidedly more difficult. To counter the impact of this adverse development, Lenzing will expand its purchasing range for wood.

BUSINESS UNIT ENERGY

Business Unit Energy is responsible for the optimum provision of electricity, process heat and other media required for production. The production of pulp and fiber consumes vast amounts of energy. The importance of this business unit is correspondingly great.

2005 was characterized by further, and in part extreme, increases of energy prices at all sites. Natural gas prices followed crude oil prices and rose by up to 100%. This caused considerable cost pressure for the sites at Grimsby/Great Britain, Mobile/Alabama and Heiligenkreuz/Austria.

The record pulp and fiber production of 2005 increased fuel and power consumption by 2.3% and 1.9% respectively. Usage of fossil fuels went down to 15.2% in 2005 after 17.7% in 2004. Lenzing was able to reduce its electrical power purchases by 4.4%, as compared to 2004. Lenzing power self-sufficiency 2005 was above 94%.

SECTOR FIBERS

FUEL MIX AT LENZING AG (incl. RVL)

TOTAL ANNUAL FUEL QUANTITY (2005): 12,012,498 GJ



BIOGENIC FUELS AND RESIDUAL SUBSTANCES
84.8% CO_2-NEUTRAL
Residual Substances/ Sedimentation Sludge 28.8%
Bark/Sawdust 11.5%
Liquors 44.5%
FOSSIL FUELS 15.2%
Natural Gas 7.6%
Oil 0.8%
Coal 6.8%

Other milestones: The hydroelectric plants at the river Ager were reconditioned and the construction of a new boiler for the combustion of thick liquor was started. This major investment of about EUR 40 mill. will secure the continuous thermal utilization of thick liquor accumulating from pulp production.

PROCEEDINGS FOR RVL RECYCLING PLANT SUCCESSFULLY CONCLUDED

The highest Austrian administrative court finally confirmed the positive decision of the Austrian Federal Ministry of Agriculture, Forestry, Environment and Water Management concerning the operation of the Reststoffverwertungsanlage Lenzing GmbH (RVL) which operates this incineration plant for residual material. An administrative procedure of many years came to its legally binding conclusion. The RVL recycling plant is a major contribution to Lenzing power supply and an important part of a modern Austrian waste material management industry.

The Heiligenkreuz site implemented project Cooling Towers 3 and 4 to secure cooling water supply.

Company power production at the Indonesian subsidiary PT. South Pacific Viscose was improved in the fourth quarter by the start-up of the new fluidized bed-boiler for coal. Expensive operation of diesel generators can now be restricted to emergency down-times.

OUTLOOK BUSINESS UNIT ENERGY

A relaxation of the tense energy price situation is not to be expected. Energy integration at the Lenzing site is a major asset. Its importance will continue to grow in the future. Every available option for improving energy supply, such as enhanced use of waste materials and alternative fuels must be implemented. Concepts will be developed for the other sites as well. These will focus on fuel-switch options and on the reduction of energy consumption and energy prices.



COMPETENCE

for the Lenzing Group means perceiving technology and markets as a single logical entity. Our position as world leader in cellulose fiber technology and as market leader is living proof of that.





"Competence is dynamic. The technological environment I am working in is changing rapidly – the expertise accumulated during my years of team work at the company is the best foundation for staying ahead."

Berndt Cupak (38)
Berndt is project manager in division pulp technology of Lenzing Technik, the technological competence center of the Lenzing Group. This engineer makes the difference by the way he handles the challenges of innovation and development.

The outstanding competence of the Lenzing Group as the cellulose fiber specialist is evident in many ways. We are the only company world-wide uniting the production of three cellulose fiber generations – viscose, modal and lyocell. At our unique research center for wood and fiber chemistry at the Lenzing site we lay the foundations for the successful products of the future. Lenzing Technik, the specialist for pulp and viscose production plants, defines the technological standards of our industry. All these factors and the market expertise that we have developed over decades make us what we are: The market and technology leader of the industry.

SECTOR ENGINEERING AND SYSTEMS CONSTRUCTION

LENZING TECHNIK

Lenzing Technik GmbH is an international engineering and systems construction company and a full subsidiary of Lenzing AG. It offers services and products in the fields of fiber and pulp technology, plant engineering, automation and mechatronics.

The economic environment of business year 2005 was positive and resulted in good order bookings by external customers and again a high order volume by the Lenzing Group. Total sales amounted to EUR 88.6 mill. (compared to EUR 88.2 mill. in 2004). Without internal sales the figure was EUR 41.2 mill. (compared to EUR 43.0 mill.). The successful conclusion of projects in all areas and the effective development of business segments produced a very gratifying result.

FIBER AND PULP TECHNOLOGY

Segment fiber and pulp technology comprises product divisions viscose technology, separation technology and pulp technology. It provides plant engineering and construction services to pulp and fiber producers. Investment readiness for cellulose fiber production plants remained at a continued high and was the cause of a high level of order bookings and good results.

New developments and a broadened product portfolio created another very good business development result for the group separation technology. Pulp technology again obtained gratifying bookings of orders from Northern and Eastern Europe and from America.

MECHANICAL CONSTRUCTION AND AUTOMATION

Segment construction continued the good development of the previous year. The construction of a center dedicated to the application of plastic materials in plant construction in 2004 enabled the broadening of the product portfolio in 2005 by systems for exhaust air, water purification and process heat recovery.

The development of division industrial services and of division electrical equipment and instrumentation was positive as well. Lenzing Technik increased its sales and results for production facility automation. Lenzing Technik is the exclusive service partner of ABB Drive Systems in major parts of Austria.

MECHATRONICS

This segment includes the product divisions electronics, robotics and marking systems. The Lenzing Technik focus here is on high-tech mechanical and electronic products.

The production of medical, electronic and electromechanical devices and assemblies to customer specifications was at the center of activities in 2005. The product range covers online banking systems, vending machines for hot and cold beverages, network gaming consoles and customized monitors for ultrasound applications.

A new product in the portfolio of group robotics is a standard welding cell with robot equipment for cost-efficient universal solutions in series production environments.

Division marking systems achieved global positioning with marking systems in Europe and Asia.

The joint venture with Novotech Elektronik GmbH, LENO Electronics offers fully automated SMT production with optional manual mounting of electronic modules.

OUTLOOK SECTOR ENGINEERING

The high level of booked orders and the gratifying demand situation are the basis for a continuation of the good development in 2006. The share of orders by external customers will continue to grow. All in all, the development of sales and results is expected to be good.

SECTOR ENGINEERING
SALES BY SEGMENT



Fiber and Pulp Technology 26%
Mechatronics 19%
Systems Construction and Automation 55%

FLEXIBILITY

is our clear answer to ever-changing framework conditions. Perceived as opportunities they carry the potential for new growth.



"Flexibility for me as process designer above all means networked thinking and versatility."

Andreas Reifensteiner (37)
Andreas has been with Lenzing Plastics for four years. He is the project leader for the development and optimization of films. His way of looking at established patterns in a new light and enjoying the challenge make the difference.

Flexibility at Lenzing is evident on all levels. We have proven that we can proactively anticipate challenges in our environment – be it in ecology, in markets or in technology. Lenzing Plastics with its corporate philosophy geared to selective niche targeting is an excellent example. Short time to market, individual customer communication and fast decision making are the Lenzing Plastics definition of flexibility. Top scores in fifteen product group niches are the result. More than half of the products marketed by Lenzing Plastics today were not more than just an idea in the minds of creative colleagues three years ago.

SECTOR PLASTICS

LENZING PLASTICS

Lenzing Plastics GmbH is a leading Austrian plastics enterprise. The focus is on the production of high-end niche products made of thermoplastics and polytetrafluoroethylene (PTFE).

Business year 2005 produced the second-best result in the history of the enterprise, even though the strong rise in raw material prices made conditions significantly more difficult. Segment reporting shows record sales of EUR 79.9 mill. (compared to EUR 76.3 mill. in 2004). Thermoplastics were burdened by additional costs of EUR 3 mill. due to drastically increased prices for polyolefin raw materials. Only a part of this increase could be passed on to customers.

NEW NICHE PRODUCTS SUCCESSFULLY INTRODUCED

Lenzing Plastics countered unfavorable market conditions by consistent continuation of its successful strategy: focusing on niche products. The success in some segments was remarkable. Production of dental floss doubled, medical applications saw a breakthrough with the production of PTFE yarns for a major US manufacturer of artificial heart valves. New fields of application were successfully developed for Lenzing Plastics products in segments protective clothing and textile architecture. Filtration business succeeded with the first installation of Lenzing hot gas filters in China. The artificial turf introduced by Lenzing about two years ago has been a market success. Due to strong demand the expansion of production capacity for this product is planned.

Segment construction materials (laminated films for roof constructions and semi-finished products for insulating materials) maintained the 2004 sales level, despite a declining market in Central Europe. The market for tapes and carry handles was depressed due to the development of raw material prices.

OUTLOOK SECTOR PLASTICS

Lenzing Plastics will continue its expansion with niche products in 2006. The emphasis for PTFE will be dental floss and textile and medical applications, the focus for thermoplastics will be the expansion of production capacity for artificial turf. Development of construction materials will be marked by moderate demand and strong competition from East Asia, among others. Nevertheless, good results for 2006 can be expected for all divisions due to strategic orientation and productivity increases despite the adverse raw material situation.

SECTOR PLASTICS
SALES BY MARKET SEGMENT


PTFE Fibers and Filaments 27%
Artificial Turf 6%
Cable Films 12%
Packaging 19%
Building Materials 36%



RELIABILITY

is part of our effort to gain our customers' trust.
Acting reliably is the basis for stable and long-term partnerships.



"Reliability has a lot to do with trust. And we need the trust of and the trust in our colleagues to do our work."

Josef Mario Mair (33)
Josef is a shift work operator and shares the responsibility for the smooth operation of the process and the quality of the produced paper. Reliable operation of production equipment and collaboration with his colleagues are the foundation of his work making the difference.

Reliability creates trust and security. There is no customer relationship without trust. Long-term partnerships would be unthinkable without reliability. For us reliability transcends the mere quality aspect of the term. To honor commitments, not to disappoint trust, and to be honest – these are as important for working with colleagues as for working with customers. And our sense of reliability includes our responsibility for our environment.

SECTOR PAPER

Lenzing Paper is a producer of high-end niche products made of wood-free uncoated paper. Major portfolio categories are envelope paper, high-white recycled paper and poster paper.

Business year 2005 did not bring about any improvement in the very difficult market environment for the paper division of Lenzing AG. The main factors were the unsatisfactory economic development in Europe, continued chronic price erosion and the strong increase in energy and transport costs.

Price increases agreed at the end of 2004 had to be revoked in the first quarter, partly below the starting point of negotiations. This above all affected segment envelopes where customers suffered from poor plant utilization and wholesalers had to face the impact of the poor order situation of printers. All in all, the industry in the Lenzing core paper markets Germany, Austria and Switzerland suffered from sluggish booking of orders, price levels below production costs and unsatisfactory percentage utilization.

Despite this difficult situation, Lenzing paper production in 2005 ran at full capacity. Production with 74,000 tons was at the level of 2004. Sales according to segment reporting were at EUR 53.1 mill. compared to EUR 53.5 mill. for the previous year. A negative result had to be accepted, however, despite implemented efficiency measures, the successful introduction of new quality grades in groups envelope and recycled paper and despite massive cost savings in all areas.

OUTLOOK SECTOR PAPER

Signs of a market upturn were perceptible at the end of 2005. Costs of energy and transport, however, have again risen considerably in the recent past. Price adaptations will therefore be unavoidable but should be enforceable in view of improved economic forecasts for Germany. The implementation of current cost saving programs will continue.

SECTOR PAPER
SALES BY PAPER CATEGORY



Recycled 34%
Poster 7%
Envelope 59%

RISK MANAGEMENT

The Lenzing management board as the top management of the Group and its dedicated corporate centers are responsible for extensive coordination and controlling operations as part of a comprehensive internal management and monitoring system including all sites. Timely detection and evaluation of operative and strategic risks and the formulation of countermeasures is an essential part of the leadership activities of these entities. A standardized and group-wide reporting system on a monthly basis and continuous updating of plans forms the basis.

The new operation "Risk Management" was created in 2005. Active cooperation in the early detection of operative and strategic risks and the implementation of risk minimization measures in the affected departments is one of the tasks.

Lenzing in-house market research globally monitors and analyzes strategic market risks. Moreover, risks are discussed with the business unit heads at annual medium-term planning sessions.

GENERAL RISKS

The global Lenzing Group is exposed to a multitude of general macroeconomic risks. The development of product price and product quantity for Business Units Textile Fibers and Plastics, and to a lesser degree for Nonwoven Fibers, is cyclical. It depends on global and regional economic conditions. The prominent role of the dynamic development in Asia has recently been growing. The business development of Lenzing Technik is similarly affected by the investment readiness of the pulp and viscose fiber industry.

The economic cycles of industry sectors and regions are not always synchronized. Lenzing therefore strives to minimize the attached risks by increasing its international market presence and its product diversity.

EMERGENCY MANAGEMENT

Site-specific contingency plans are complemented by a company group wide emergency communication concept.

SPECIAL RISKS

Lenzing fibers compete with cotton and synthetics on some markets. Their price development can affect Lenzing fiber sales and quantities. Lenzing counters this risk and continuously increases the product portfolio share of specialty products with lower substitution potential.

PURCHASING RISKS

Lenzing purchases large amounts of raw materials (wood, pulp, chemicals, plastics, energy). Fiber production and fiber business margins are subject to risks of raw material availability and pricing. Lenzing counters these risks by carefully selecting its suppliers according to specified criteria, such as price, reliability, financial strength, and quality, as well by as stable partnerships, partly with contractual commitments covering several years. Lenzing's energy strategy is directed at maintaining a maximum degree of self-sufficiency.

ENVIRONMENTAL RISKS

The cellulose fiber production is a complex series of physical and chemical processes which entail environmental hazards. Dedicated, proactive and sustainable management of the environment, closed production cycles and continuous monitoring of emissions are some of the strategies to contain these risks.

SALES RISKS

Lenzing is a niche player in all its fields of activity, serving a comparatively small number of customers. Sales loss through major clients constitutes a risk which Lenzing counters by global positioning and the continuous broadening of its client base, its sales segments and its sales markets.

EXCHANGE RATE RISKS

The Lenzing Group is international. That entails the risk of adverse exchange rate fluctuations of the euro versus the US dollar, the British pound and the Swiss franc. This risk is largely contained by prospective hedging of the expected net exposure on an annual basis. Please refer to notes 33 and 34 for details.

RISK MANAGEMENT

COMPETITIVE RISKS

Lenzing is a technology leader and therefore exposed to the risk of losing its fiber market position due to imitators or new technologies developed by its competitors. Lenzing contains this risk by continuously monitoring its competitors, by above-average research and development efforts and by a consistently high product innovation rate.

FINANCIAL INSTRUMENTS

Clearly documented guidelines have been developed and implemented by the board of management on how to handle financial risks. These guidelines are continuously monitored. Lenzing employs derivatives to protect itself against exchange rate risks associated with business operations, mainly resulting from US dollar sales. These derivatives are forward rate agreements and foreign exchange options. The objective of exchange rate risk management is to protect payment flow from business operations against adverse exchange rate fluctuations. Hedging activity as well as the correlation between risk and hedging instrument are continuously monitored and reported.

RISK OF LOSS

The risk of loss with regard to these instruments is small, taking into account the financial strength of the contractual partners.

Allowances are made for identifiable risk of loss related to primary financial instruments, such as loans, securities, receivables and cash by way of value adjustments. The balance sheet book values of these financial instruments represent the maximum risk entailed. In addition, Lenzing AG accepted liability of EUR 6.5 mill. for associates. The company will be subsidiary liable if these companies fail to meet their payment obligations. The risk is considered to be small.

MARKET VALUE RISKS

The risk of changes in the market value of primary financial instruments and their derivatives is rated small. Exchange rate risks are covered by foreign currency forward contracts and options. No major fluctuations until maturity are to be expected for short-term financial instruments either. Long-term liabilities are essentially linked to variable interest rates. Therefore significant changes in value are not to be expected.

LIQUIDITY RISK

The risk of insufficient funds for meeting obligations resulting from primary financial instruments and their derivatives does not exist. Derivatives are exclusively employed for hedging. The resulting obligations are therefore covered by the hedged business operations. Obligations resulting from primary financial instruments are covered by liquid funds and if needed by internal financing.

CASH FLOW RISKS

Cash flow risks related to financial instruments arise from fluctuations in their respective payment streams. These are essentially limited to variable interest rate liabilities. Corresponding hedges ensure that exchange rate fluctuations will not affect payment streams.

As of 31 December 2005 the Management Board of Lenzing AG in its capacity as the top management of the Lenzing Group is not aware of any risks that could endanger the continued existence of the Group during business period 2006.





"My natural curiosity as a researcher, my interest in renewable resources and the concept of sustainability are my motive force. The goal of manufacturing textiles with ultimate ease of wear, because they are based on natural materials, is fascinating."

Christian Schuster (41)
Christian qualified as a professor of biochemistry and is a project leader in Lenzing fiber development. His interest in renewable resources is reflected by his professional career as well as by his personal dedication. He makes the difference by exploring the inherent properties and structure of cellulose fibers.

The natural perfection of our raw material wood holds particular challenges for us. Cellulose is nature's most important construction material. It is available in abundance. We are still discovering yet unknown properties of this unique biopolymer. We optimized viscose production to sustainable perfection in decades of research effort – and we will not stop there. Curiosity means scrutinizing first answers – a result is the lyocell process, revolutionizing the world of fibers. This 21st century cellulose fiber sets standards not only in ecology.

RESEARCH AND DEVELOPMENT

The Lenzing Group operates a leading competence center for cellulose chemistry and fiber technology, with laboratories and pilot plants covering the full production chain from wood to finished textile and nonwovens products. Moreover, Lenzing cooperates with top-level research institutes, such as the Wood K plus competence center and three academic laboratories associated with the Christian Doppler Research Society, named after the renowned Austrian scientist J.C.F Doppler.

Research and development activity in 2005 focused on the optimization of pulp utilization in fiber production, production process development and preliminary work for developing new fields of application for Lenzing fibers. The integration of innovation groups into the operative business units proved to be a success, ensuring efficient development activity close to the market.

Research and development efforts (calculated according to the Frascati method) came to EUR 16.5 mill. (after EUR 17.0 mill.).

CONTINUED ADVANCE OF FIBER INNOVATION

New fields of application were opened up for viscose and lyocell technology. These activities were supported by the newly established work group „Textile Engineering" which engages in practical aspects of textile development. New intelligent textile products were created and marketed by combining the specific properties of Lenzing fibers with those of other fibers.

Technical textiles constituted another center of activity.

The development efforts of Business Unit Nonwoven Fibers focused on the improved absorbency of viscose and lyocell fibers and new medical and technical fields of application.

The emphasis in pulp research was on continued process optimization and the improved cogeneration of by-products in pulp production at the Lenzing site. Moreover, research work was started on the specific application of specific pulp grades for the production of nonwoven fibers.

OUTLOOK RESEARCH AND DEVELOPMENT

Consistent continuation of application innovation for Lenzing textile and nonwoven fibers will be at the center of research and development activity in business year 2006. These will be complemented by optimizing product quality and production processes in fiber production and increased production process performance in pulp production.


REGARD
for Lenzing also means vision. Future quality of life is
determined by the present respect for our ecology.



"I live close to the company premises myself. And I am proud to contribute to the ecologically sound production of an industrial enterprise such as Lenzing which is located right in the center of a main tourist region."



Hannes Motz (46)
Hannes is a chemical worker and as shift supervisor shares the responsibility for the smooth operation of the Lenzing AG waste water treatment plant. He makes the difference by helping to keep the water quality of the little river Ager demonstrably high, despite an annual fiber production volume of 225,000 tons.



Lenzing Group environmental protection standards in pulp and viscose production set global benchmarks. The company laid the tracks for the reduction of ecologically relevant emissions already decades ago. We continuously invest in appropriate production technology and optimization measures: Improving production processes and closing production cycles contributes to emission prevention and is ecologically sound. Moreover, we generate marketable by-products, such as acetic acid, furfural or xylose, from our raw material wood. We add more value, we secure more jobs.

ENVIRONMENTAL PROTECTION AND SUSTAINABILITY

The Lenzing fiber core business produces high-quality industrial products from renewable primary materials. Lenzing's high standard of ecologically sound production at all sites has been the industry benchmark for many years. The commitment to sustainable management and production is closely interrelated with the primary materials, the production processes and the products and services.

LENZING AG: INCREASED PRODUCTION AT FLAT EMISSIONS LEVELS

Business year 2005 for environmental protection at the Lenzing site was marked by the successful expansion of production at flat emission levels. This was achieved by increasing the efficiency of environmental protection systems, in particular evaporation coolers and the anaerobic biological sulfate recovery from waste water which has been in operation since 2004.

IMPROVED UTILIZATION OF WATER POWER

The reconditioning of three hydroelectric plants on the river Ager was a 2005 milestone in water power utilization, carried out as a joint project with company Brandstetter Säge- und Kraftwerks GmbH & Co KG. Power yield of the plants will double. The ecology was improved by construction measures, such as fish migration aids already anticipating the European Water Framework Directive.

Other focal points of 2005 were on the ensured high performance in all fields of environmental protection and the intense investigation of tasks related to the current legal situation concerning environmental protection and water rights, as well as the beginning implementation of the European Water Framework Directive.

ENVIRONMENTAL MANAGEMENT SYSTEM

The second audit of the environmental management system according to ISO 14001 by the ÖQS Zertifizierungs- und Begutachtungs GmbH, an Austrian company for certification and evaluation, was successfully completed in July 2005. The Lenzing environmental management system proved itself as an essential element of high environmental performance standards und of the internal and external communication strategy concerning the environment.

ACCREDITED TEST LABORATORY

The accredited test laboratory Umweltanalytik Lenzing (UAL) conforms to EN ISO 17025. It offers a variety of analytical services in the fields of water, waste water and waste management to external customers. The laboratory again enhanced its skills and expertise in 2005.

ENERGY OPTIMIZATION

The other production sites optimized their degree of energy efficiency and significantly enhanced environmental protection standards. The recycling rate for waste materials generated at the Grimsby production site is now at 90%. The Indonesian subsidiary

PT. South Pacific Viscose started the enlargement of its water purification system. The project is intended to further improve waste water quality by the end of 2006. Moreover, the development and construction of a sulfur recovery plant began. An environmental management system according to ISO 14001 introduction was started. Certification by the ÖQA Zertifizierungs- und Begutachtungs GmbH will take place in 2006. The implementation of a new safety management concept according to OHSAS 18001 has been running simultaneously.

AN OUTSTANDING AWARD FOR INNOVATION AND SUSTAINABILITY

Lenzing was awarded the 2005 Silver Pegasus by the biggest economic ranking in Upper Austria in the category of companies with a staff of more than 250 for its performance in innovation and sustainability.

The revision and latest edition of the brochure "Sustainability in the Lenzing Group" in August 2005 was another step in documenting our efforts as a responsible enterprise committed to the principles of sustainability.

ENVIRONMENTAL PLANTS IN THE LENZING GROUP

The configuration of environmental protection systems depends on local conditions, such as production technology, immission standards (capacity of waters) and the legal framework conditions. Due to the high Austrian environmental protection standards the systems at the Austrian sites are the most advanced and developed. It is important to note that the lyocell production at the sites Heiligenkreuz/Austria, Grimsby/Great Britain and Mobile/Alabama due to process specifics generates far less load on waste water than the production of viscose. The production of lyocell causes no airborne emissions at all.

Viscose fiber production sites (such as Lenzing/Austria and Purwakarta/Indonesia) employ a variety of techniques for the purification of waste gases, such as Sulfosorbon® and Supersorbon® systems, CS_2 condensation and catalytic combustion. These systems recover sulfur compounds and greatly reduce the emission of H_2S and CS_2. Both viscose fiber production sites have been using modern Topsoe® systems for catalytic combustion of waste gases since 2004. Moreover, these sites use the low-concentration odorous gases generated during fiber production as combustion air in boilers for energy production to further reduce sulfur load.

The sulfurous gases generated during pulp production at the Lenzing site are fully integrated into the odorous gas collection system and combusted by the recovery systems.



RESPONSIBILITY

accepting it is a Lenzing core value. In the long run, success is the reward for accepting responsibility for man and nature.



"Responsibility for people and machines is not a simple task – minor inattention may have major consequences. I am trying to never forget that."

Stefan Höftberger (37)
Stefan is an engine driver and in charge of shunting operations. He has been with Lenzing for ten years. It is his job as a confidence person to address safety and health concerns with colleagues and to responsibly handle work place safety hazards. He makes the difference by being serious about accepting this responsibility.

The success of an enterprise also depends on its environment – an enterprise is in constant interaction with many other companies, groups and individuals. Lenzing accepts responsibility for staff, customers, owners, suppliers, public authorities, as well as for the ecology. Careful handling of all these interests is a major element of long-term success. It is important to maintain the balance between the different internal and external needs of an enterprise. Social responsibility in the broad sense of the term also includes the production processes and the marketing of socially and ecologically sound products.

HUMAN RESOURCES

The Lenzing Group is a global enterprise committed to consistent human resources standards. These standards exceed the respective legal requirements and stand for those values and ethic principles that are at the core of Lenzing Group values.

Lenzing attaches great importance to a performance-enhancing work atmosphere that is characterized by mutual respect and tolerance and the spirit of constructive cooperation. Continuous further training and active safety and health management are additional pillars of the Lenzing Group success.

As on 31 December 2005, the Lenzing staff level was at 4,860 (compared to 4,845 for 31 December 2004).

STAFF BY COUNTRY

LENZING GROUP STAFF AT 31 DECEMBER 2005: 4,860



Austria 63%
China/others 1%
USA 2%
UK 3%
Indonesia 31%

The biggest production site, Lenzing, with Lenzing AG, Lenzing Technik and Lenzing Plastics (incl. contractors) had a staff level of 3.142 (compared to 3,068 in 2004). 143 of these were trainees.

In 2005, the Human Work Index© which measures productivity in the three dimensions work accomplishment, interest in work and cooperation, was applied for the first time. Results indicate very good work accomplishment, very good interest at work and good cooperation. The Lenzing site scores for work accomplishment and interest in work are above average. The results of this study will form the basis for further measures.

SAFETY

successful prevention is our concern – the goal is healthy colleagues in a healthy and safe company.





"I like to talk with people – and communication is what matters most in my work as confidence person for safety and health. I am happy to be able to contribute to company safety in this way."

Maria Schiestl (39)
Maria is a confidence person for safety and health concerns. That means that she is constantly on business in the service of safety, in addition to her job at the company caretaker office. She makes the difference in numerous discussions with her colleagues about new safety aspects. The result is a growing awareness of safety as a concern – for the benefit of the individual and for the benefit of the company as a whole.

Our goal: Healthy colleagues in a healthy and safe company. The basis of our safety efforts is the health and safety philosophy of the Lenzing Group and an organization continuously working on this issue. We oblige our staff to act safely, to accept personal responsibility and to observe safety regulations. The management accepts a special responsibility in this. The results of our safety efforts are a success for of all us.

HUMAN RESOURCES

SAFETY AND HEALTH

2004 saw the formulation of new safety and health philosophy for the Lenzing Group, 2005 the start of first initiatives.

The system of safety audits was revised at the Lenzing site in order to improve efficiency and effectiveness. Training courses for safety auditors were held and will be continued in 2006. The accident prevention initiative started in 2001 has again been successful: the accident rate as compared to 2004 was lowered again and is at an all-time low.

DEVELOPMENT OF INJURY RATES 1974–2005



Up to the middle of 1998 – from third day of non-productive time
From the middle of 1998 – from first day of non-productive time
> 3 days
> 1 day
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
Accident rate per ,000
Program STOP
Consultancy DuPont
Expansion of program STOP
1975
1980
1985
1990
1995
2000
2005

The subsidiary PT. South Pacific Viscose started the implementation of a safety management system in accordance with OSHAS 18001. Certification is scheduled for 2006. The Heiligenkreuz site started a program for enabling staff development funded on human as well as ecological principles and for optimizing health, environmental protection and safety. The sites at Grimsby and Mobile continued with their activities for the further successful development of their existing safety environment.

In addition, all relevant company group projects were thoroughly investigated as part of a risk analysis study. Required safety measures were designed and implemented. Moreover, the exchange of experience concerning safety issues was intensified between production sites.

ABILITY TO COMMUNICATE

is more than employing modern means of communication. For us personal contact still comes first.



"Communication is my daily life. Continuous exchange with our customers is the foundation for fast and flexible responses to current changes in market conditions."

Heinrich Jakob (44)
Heinrich has been with our enterprise since February 1995 and is Marketing & Sales Manager Europe for Nonwovens. He is responsible for sales and makes the difference by coordinating all customer contacts and other market-related activities.

The dialog between Business Units and customers is exemplary for the complexity and interconnectedness of the communication between the different market partners. A global network of sites, offices and representatives serves not only our direct clients but indirect clients and, beyond that, the market environment as a whole. This dialog is fruitful: valuable information flows back to the company enhancing the competence and market perception of the different sectors.

CORPORATE COMMUNICATIONS

Regular and transparent flow of information including all concerned parties and an open internal and external communication policy are integral parts of Lenzing Group corporate culture.

INVESTOR RELATIONS

The Lenzing share is quoted at the Standard Market Continuous of the Vienna Stock Exchange and at some regional German stock exchanges. The capital stock is EUR 26,717,250 divided into 3,675,000 individual share certificates.

The majority shareholder with more than 75% is the Viennese B & C Holding GmbH, an Austrian holding company with investments in a variety of sectors. B & C Holding sees itself as an Austrian core shareholder with long-term investment interests.

The Lenzing share price in 2005 continued its strong rise that had started in 2004. Deteriorating general economic conditions induced a downward trend in the second quarter which stabilized in the fourth quarter. Trade volumes were approximately at previous years' levels and were characterized by the low free float.

LENZING SHARE PRICE



220.00
200.00
180.00
160.00
140.00
120.00
100.00
80.00
31/01/2003
31/07/2003
31/01/2004
31/07/2004
31/01/2005
31/07/2005
31/01/2006
31/03/2006

The general public was informed of market and business developments by regular press releases, letters to the shareholders and press conferences. Corporate Communications provided detailed answers to a multitude of questions by individual and institutional investors.

Members of the Management Board and the team at Corporate Communications provided comprehensive information on corporate strategy and business development for institutional investors in the form of individual meetings and presentations. Institutional investors shared their ideas and gained insights into actual business operations during plant tours.

PUBLIC RELATIONS

Numerous new accents beyond regular communication activity marked business year 2005. Spring saw the launch of the new international magazine "Lenzing Inside". This premium magazine addresses the need to inform staff and customers on developments within the Group and on current market trends.

The classic staff magazine "Der Lenzinger" dedicated to the Lenzing site was relaunched. This magazine in 2005 received the Silver Quill Award of the Austrian Association for Internal Communication as Austria's best in-house print medium. According to the jurors, the work of editorial staff at Lenzing Corporate Communications is an important contribution to in-house dialog and corporate culture.

CORPORATE COMMUNICATIONS

The comprehensive relaunch of the Lenzing internet presence was another focal point.

Moreover, Corporate Communications supported public relations activities for the ground breaking ceremony at the construction site for the new Lenzing fiber plant at Nanjing/China, the inauguration of a spinning test center at the subsidiary PT. South Pacific Viscose in Indonesia and the press-related activities of the new marketing initiative in India. Public relations activity for the new Lenzing competence center "Wood" and support for charity projects, such as donations to victims of the tsunami disaster in Asia and help for children suffering from epidermolysis bullosa with eudermic and cooling products made of TENCEL® materials complement the picture.

OUTLOOK COMPANY GROUP

Business development of the first weeks of 2006 indicates the beginnings of a market recovery. Demand for Lenzing fibers, in particular fiber specialties, at the beginning of the year has been good. The price structure, however, is still far from satisfactory, due to the still volatile situation of energy and primary material prices.

The Lenzing Group has started a major cost management offensive at the beginning of the year to counter the structural changes of the price/cost ratio. A number of measures will be implemented in 2006, some of which will create a positive impact already on the results of this year. Moreover, further expansion of production and development of products will be promoted. A major advance of particular importance will be at the turn of 2006/07 with the start of viscose fiber production at Nanjing/China.

All in all, growth prospects for the Lenzing Group business year 2006 are good. Results will depend on successful internal measures and price adaptations to reduce the cost-price squeeze.

Lenzing, March 2006

The Management Board





CONSOLIDATED FINANCIAL STATEMENTS

2005

PEOPLE

"In the end, all business operations can be reduced to three words: people, product and profits. Unless you've got a good team, you can't do much with the other two."

Lee Iacocca
CEO Chrysler Corp., 1979–1992

INCOME STATEMENT

FOR THE YEAR FROM 1 JANUARY TO 31 DECEMBER		2005	2004
	Note	EUR '000	EUR '000
Sales	5	942,620	871,061
Changes in inventories of finished goods and work in progress	6	679	15,023
Work performed by the Group and capitalized	7	29,250	24,221
Other operating income	8	18,195	13,336
Cost of material and purchased services		-531,040	-462,586
Personnel expenses	9	-206,916	-200,285
Amortization of intangible assets and depreciation of property, plant and equipment	10	-64,123	-59,876
Other operating expenses	11	-106,857	-96,551
Income from operations (EBIT)	12	81,808	104,343
Income from investments in associates	13	631	6,902
Other investment income	14	5,827	2,060
Finance costs		-8,970	-9,762
Income before taxes (EBT)		79,296	103,543
Income taxes	15	-18,627	-26,027
Net income		60,669	77,516
Attributable to:			
Shareholders of Lenzing AG		56,875	67,653
Minority interests	25	3,794	9,863
		EUR	EUR
Earnings per share	16	15.48	18.41

BALANCE SHEET

ASSETS		31/12/2005	31/12/2004
	Note	EUR '000	EUR '000
Intangible assets	17	12,659	12,273
Property, plant and equipment	18	596,358	570,853
Investments in associates	19	10,646	9,810
Other financial assets	20	19,194	19,427
Deferred taxes	28	1,033	342
Other non-current assets	21	1,706	1,740
Non-current assets		641,596	614,445
Inventories	22	124,070	116,858
Trade receivables	23	110,745	110,470
Current taxes		6,901	400
Other receivables and assets	23	41,723	44,257
Investments	24	8,007	0
Cash and cash equivalents	31	77,097	59,621
Current assets		368,543	331,606
		1,010,139	**946,051**

EQUITY AND LIABILITIES		31/12/2005	31/12/2004
	Note	EUR '000	EUR '000
Common stock		26,717	26,717
Capital reserves		63,600	63,600
Currency translation reserves		1,632	-4,001
Retained earnings and other reserves		343,835	329,656
Share of shareholders of Lenzing AG		435,784	415,972
Minority interests		19,694	13,022
Equity	25	455,478	428,994
Government grants	26	37,005	39,725
Bank loans	27	155,858	150,091
Other loans	27	44,073	46,923
Trade payables		4,093	620
Deferred taxes	28	16,724	20,713
Provisions	29	88,912	76,366
Other liabilities		4,495	4,704
Non-current liabilities		314,155	299,417
Bank loans and overdrafts	27	40,496	26,074
Other loans	27	13,646	16,246
Trade payables		63,769	57,851
Provisions for current income tax		8,969	6,539
Other provisions	29	52,865	44,898
Other liabilities		23,756	26,307
Current liabilities		203,501	177,915
		1,010,139	**946,051**

CASH FLOW STATEMENT

FOR THE YEAR FROM 1 JANUARY TO 31 DECEMBER		2005	2004
	Note	**EUR '000**	**EUR '000**
Gross cash flow	31	120,351	128,466
Change in working capital	31	3,982	-33,132
Net cash from operating activities		124,333	95,334
- Acquisition of non-current assets	31	-84,044	-136,131
- Acquisition of investments held as current assets	31	-7,995	0
+ Proceeds from the disposal/redemption of non-current assets	31	2,850	4,609
Net cash used in investing activities		-89,189	-131,522
+ Payments of other shareholders	31	3,040	0
- Dividends paid to shareholders	25	-32,187	-22,090
+ Receipts from financing activities	31	60,572	117,465
- Redemption of loans		-51,695	-118,168
Net cash used in (-)/provided by (+) financing activities		-20,270	-22,793
Change in cash and cash equivalents		14,874	-58,981
Cash and cash equivalents at the beginning of the year		59,621	119,441
Currency translation adjustment relating to cash and cash equivalents		2,602	-839
Cash and cash equivalents at the end of the year	**31**	**77,097**	**59,621**

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEAR FROM 1 JANUARY TO 31 DECEMBER		2005	2004
	Note	EUR '000	EUR '000
Net income		**60,669**	**77,516**
Income and expense recognized directly in equity:			
Gains on revaluation of available-for-sale investments:			
taken directly to equity		117	657
transferred to profit or loss on sale		0	0
Gains/(losses) on revaluation of cash flow hedges:			
taken directly to equity		-2,541	6,092
transferred to profit or loss for the period		-6,098	-4,493
Exchange differences on translation of financial statements presented in foreign currencies		7,924	-5,251
Actuarial gains/(losses) on defined benefit plans:			
taken directly to equity	29	-9,098	3,919
transferred to profit or loss for the period		0	0
Tax on items taken directly to equity		4,289	-1,139
Net income/(loss) recognized directly in equity		-5,407	-215
Total recognized income and expense for the period		**55,262**	**77,301**
Attributable to:			
Shareholders of Lenzing AG		49,212	68,639
Minority interests		6,050	8,662
		55,262	**77,301**

Effects of changes in accounting and valuation methods:	2		
on retained earnings			1,728
on minority interests			-162
			1,566
Thereof:			
cumulative effect as at 1 January 2004			-1,046
attributable to 2004			2,612

NOTES

The following Notes form an integral part of the consolidated financial statements.

SUMMARY OF ACCOUNTING POLICIES AND OTHER EXPLANATORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005

NOTE 1. INTRODUCTION

DESCRIPTION OF BUSINESS OPERATIONS

The Lenzing Group ("the Group") consists of the Lenzing Aktiengesellschaft (Lenzing AG) and its subsidiaries. Lenzing AG is a public corporation under Austrian law and has its registered office at Lenzing, Austria. The parent company of Lenzing AG is B & C Holding GmbH of Vienna, which in turn is a full subsidiary of B & C Privatstiftung. The Group is predominantly active in fiber and pulp production. Its production sites are located in Austria, the UK, the USA and Indonesia. A plant in China is under construction. Moreover, the Group is active in the field of systems construction and engineering as well as in the production of plastics and paper. The global sales network includes sales companies in Shanghai and Hong Kong, as well as a sales office in New York.

PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

The financial statements are presented in euro (EUR) which is the functional currency of Lenzing AG and most of its subsidiaries. The figures provided in the financial statements and in these notes are rounded to the nearest thousand (EUR '000), unless specified otherwise.

SCOPE OF CONSOLIDATION

The consolidated financial statements of the Group comprise the parent company, Lenzing AG, and its subsidiaries. They incorporate the financial statements of the individual companies as at 31 December 2005. Note 35 provides a list of the fully consolidated entities.

Subsidiaries are defined as entities whose financial and operating policies can be governed by Lenzing AG in a way to obtain economic benefit from their activities. This is assumed to be the case if the parent holds more than 50% of the voting rights of all shareholders entitled to vote. Lenzing AG owns only 41.98% of the voting power of PT. South Pacific Viscose; however, this company is fully consolidated because a number of contractual agreements enable Lenzing AG to exercise a controlling influence on the management of the company.

There were no changes in the scope of consolidation during the reporting year which caused any appreciable effect on the consolidated financial statements.

CONSOLIDATION PRINCIPLES

The acquisition of Tencel Holding Ltd. and its subsidiaries in the year 2004 was accounted for in accordance with IFRS 3 under the purchase method. According to this method, on acquisition all assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. The difference between the cost of acquisition and the fair values of the identifiable net assets acquired is recognized as goodwill.

Major intra-group balances, both in the balance sheet and in the income statement, which result from transactions between consolidated companies, are eliminated upon consolidation. Differences between intra-group balances resulting from the application of different exchange rates to amounts denominated in foreign currencies are eliminated through profit and loss under item "Other operating income" or item "Other operating expenses".

Unrealized gains arising from intra-group deliveries are eliminated if the relevant assets are still in possession of the Group at the balance sheet date.

Interests in the net assets of consolidated companies that are not attributable to Lenzing AG are shown separately as part of shareholders' equity under item "Minority interest".

NOTE 2. ACCOUNTING AND VALUATION METHODS

VALUATION PRINCIPLES

Intangible assets, property, plant and equipment, loans receivable by the Group, inventories, receivables and liabilities are valued at historical cost.

Available-for-sale investments and derivative financial instruments are valued at their fair value at the reporting date.

FOREIGN CURRENCY TRANSLATION

Subsidiaries prepare their financial statements in their respective functional currency. The functional currency is the currency governing the business activities of the respective company.

With the exception of PT. South Pacific Viscose, the functional currency is the currency of the country where the respective subsidiary is located. The functional currency of PT. South Pacific Viscose is the US dollar. Assets and liabilities of subsidiaries are translated from functional currency to the reporting currency at the exchange rate prevailing on the balance sheet date. Sales and other income as well as expenses were translated at the end of month rates until July 2005. From August 2005 onwards, sales and other income as well as expenses were translated at the average exchange rates of the respective month. These exchange rates approximate the actual rates at the date of transaction. In 2004, the items of the income statement had been translated at the average of month-end rates of exchange. The cumulative amounts in reporting currency calculated at these rates of exchange deviate only slightly from the amounts that would have been obtained using the rates of exchange at the date of transaction for translation. Translation differences resulting from the use of different exchange rates are recognized as a separate component in equity.

Fair value adjustments of acquired assets and liabilities and goodwill arising on the acquisition of foreign subsidiaries are treated as assets and liabilities of the acquired subsidiary and are therefore subject to currency translation.

Up to 31 December 2004 goodwill was treated as an asset of the holding company and therefore was not subject to currency translation. The change was to be made due to the revision of IAS 21, with the effect that goodwill attributable to a subsidiary with functional currency other than the euro was therefore translated from euro into the respective functional currency at the rate of 1 January 2005 in accordance with IAS 21.

Exchange rate loss or gain resulting from transactions in a currency other than the functional currency that are carried out by Group companies are recognized in profit or loss of the reporting period. Monetary assets and liabilities of subsidiaries that are denominated in currencies other than the functional currency were translated at the middle rate, based on the bid and ask rates published by Oberbank AG, Linz, Austria, for 31 December 2005 and 2004, respectively.

Unit	Currency		Middle rate	
1	EUR/USD	US Dollar	31/12/2005	1.1830
1	EUR/USD	US Dollar	31/12/2004	1.3650
1	EUR/GBP	GB Pound	31/12/2005	0.6810
1	EUR/GBP	GB Pound	31/12/2004	0.7065
1	EUR/CNY	Renminbi Yuan	31/12/2005	9.5463
1	EUR/CNY	Renminbi Yuan	31/12/2004	11.3016
1	EUR/HKD	Hong Kong Dollar	31/12/2005	9.1865
1	EUR/HKD	Hong Kong Dollar	31/12/2004	10.6125
1	EUR/JPY	Japanese Yen	31/12/2005	139.0500
1	EUR/JPY	Japanese Yen	31/12/2004	139.7000

INTANGIBLE ASSETS

Intangible assets are stated at cost less any accumulated amortization at the balance sheet date. Amortization is determined on the basis of the estimated useful life of the asset, using the straight-line method. The estimated useful lives of these assets are as follows:

	Years
Licenses, trade-marks and similar rights	
acquired against payment	3 to 25
internally generated	5 to 15
Software	4

The amortization charge for the year is shown in the income statement under item "Amortization of intangible assets and depreciation of property, plant and equipment".
If non-temporary impairments are identified, the respective intangible assets are written down to their fair value. Where an impairment loss subsequently reverses, the intangible assets are written up to their fair value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined applying the scheduled amortization plan to original cost.

Goodwill is stated at cost and is written off only if an impairment test identifies a reduction in value.

PROPERTY, PLANT AND EQUIPMENT

Property plant and equipment are stated at cost less any accumulated depreciation at the balance sheet date. Depreciation is determined on the basis of the estimated useful life of the asset, using the straight-line method. The estimated useful lives of these assets are as follows:

	Years
Land-use rights	30 to 50
Residential buildings	25 to 50
Office and factory buildings	15 to 50
Other buildings	20 to 33
Fiber production lines	7 to 15
Boiler stations, transformer stations, turbines	12 to 25
Other machinery and equipment	7 to 20
Vehicles	4 to 8
Office equipment and fixtures	3 to 10
IT hardware	4 to 8

Fiber production lines and other machinery and equipment purchased or constructed up to the year 1997 are written off over 7 years. Items purchased after that are written off uniformly over 15 years.

If non-temporary impairments are identified, the assets are written down to their fair value. Where an impairment loss subsequently reverses, the assets are written up to their attributable fair value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined applying the scheduled depreciation plan to original cost. Major rebuilding is capitalized, whereas maintenance or repair work, as well as minor rebuilding, is recognized in profit or loss as incurred.

FINANCIAL ASSETS

Loans receivable are carried at amortized cost or in the case of impairment at the lower fair value.

Securities held as fixed assets serve as partial funding for the provisions for severance payments and pensions as regulated by section 14 of the Austrian Income Tax Act (öEStG). Securities consist primarily of shares in the large-scale investor fund GF 82. This fund was set up as a special fund, as regulated by section 20 of the Austrian Investment Fund Act (InvFG), and has been designated as a fund for severance and pension-payment provisions as detailed in section 14 of the Austrian Income Tax Act. The fund's investments consist mainly of euro bonds (individual shares and funds) and, up to a limit of 15%, of company shares quoted on the EuroStoxx50 index.

The securities are readily available for sale. Sales within 12 months, however, are not intended. The securities are therefore stated at market value. Realized gains and losses are recognized in profit or loss under item "Other investment income", unrealized gains and losses are recognized directly in equity.

INVESTMENTS IN ASSOCIATES

Investments in associates are accounted for applying the equity method.

On the basis of its voting rights the Group applies the equity method to investments in four companies as at 31 December 2004. These are Equi-Fibres BeteiligungsgmbH (EQUI) (35%) including its subsidiaries, WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H. (WWE) (25%), L. K. F. Tekstil Sanayi Ve Ticaret Anonim Sirketi (LKF) (33.34%), and RVL Reststoffverwertung Lenzing GmbH (RVL) (50%). Under this method of accounting, investments in associates are initially recognized at cost. Thereafter the carrying amount of the investment is increased by the Group's share in the associate's profit or reduced by its share in the associate's loss, whereby losses are only recognized until the carrying amount of the investment is written down to zero. According to IFRS 3, acquired goodwill is not written off systematically, but only in the event of a reduction in value identified by an impairment test. If the acquisition cost of the investment is lower than the investor's share of the fair value of the associate's net assets, the difference is credited to income on acquisition.

DEFERRED TAXES

Deferred tax assets or liabilities are recognized for all differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding amount recognized for tax purposes. Deferred tax is calculated at the tax rates that are expected to apply, under current legislation, in the period when the liability is settled or the asset is realized.

INVENTORIES

Raw materials and supplies are stated at the lower of cost or net realizable value. The cost of inventories is determined by applying the weighted average method.

Work in progress and finished goods as well as services rendered but not yet chargeable are also stated under the principle lower of cost or net realizable value. Cost of production includes direct costs as well as fixed and variable overhead expenses.

ACCOUNTS RECEIVABLE AND CURRENT ASSETS

Valuation allowances have been made for those items that are considered uncollectible or only partially collectible.

Emission rights (allowances) are capitalized at their fair value at the time of assignation. The difference between fair value and the amount paid by the Group is recognized under item "Government grants". Provisions are recognized at each reporting date for the obligation to surrender allowances equal to the Group's actual emissions up to that date. The provision is measured at the fair value of the rights capitalized, provided the rights to surrender are covered by the rights held at the respective reporting date. To the extent that the rights to surrender exceed the rights held, the provision for that part of rights is valued at the fair value of rights additionally needed to settle the obligation. The government grant for emission rights used up to that date is recognized as income.

INVESTMENTS HELD AS CURRENT ASSETS

Short-term investments readily available for sale are valued at their market value. The difference between market value and acquisition cost is recognized directly in equity and transferred to profit or loss on sale. Purchased or sold investments are recognized on the settlement date.

GOVERNMENT GRANTS

Government grants are initially recognized as deferred income and credited to "Other operating income" systematically on a straight-line basis over the expected useful life of the subsidized asset. Recognition and valuation of emission rights are detailed in section "Accounts receivable and current assets".

PENSION COMMITMENTS AND SIMILAR OBLIGATIONS

Almost all staff members of the Group are covered by defined benefit or defined contribution pension plans. The pension payments under defined benefit pension plans are determined by the salary on retirement and by the duration of service.

In addition, staff members with employment contracts under Austrian law with a starting date before 1 January 2003 are entitled to severance payments. Payment is due for any type of termination of contract when the employee has reached retirement age and the employment contract had a minimum duration of ten years. The severance payment amount depends on the remuneration level at termination time and the number of years of service. These claims of staff members must therefore be treated as if they were claims under defined benefit pension plans. The obligations arising from defined benefit pension plans and severance payment obligations are determined in accordance with IAS 19.

In accordance with IAS 19.93A actuarial gains and losses are recognized in full in the period in which they occur. They are recognized outside profit or loss in accordance with IAS 19 paragraphs 93B to 93D.

The defined benefit pension commitments of Lenzing Fibers Inc. are financed by contributions to a retirement fund. The Group sponsors defined contribution pension plans by contributing to pension funds.

In addition, the Group is required by law to contribute 0.53% of remuneration to an external fund for those staff members with employment contracts under Austrian law with a starting date after 31 December 2002.

Please refer to note 29 for the recognition and measurement of entitlements by staff members resulting from defined benefit pension plans and their claims to severance payments.

OBLIGATIONS TO PAY ANNIVERSARY BONUSES

Collective bargaining agreements stipulate that Lenzing AG and its Austrian subsidiaries are obliged to pay anniversary bonuses to staff members in the service of the company for a specified number of years. The payments are based on the remuneration at the time of the respective anniversary. To cover these commitments no company assets were segregated and no contributions were paid to any funds.

Please refer to note 29 for the recognition and measurement of these obligations.

BORROWING COSTS

Borrowing costs are recognized in profit or loss in the period in which they arise, even if they are directly attributable to financing an asset and arise during the construction period.

REVENUE RECOGNITION

Sales are recognized at the time when the risks and rewards of product ownership pass to the customer, taking into account agreed delivery terms.

USE OF ESTIMATES

The preparation of financial statements in conformity with IFRS requires that the Management Board makes estimates and assumptions that affect the recognition and valuation of assets and liabilities, the assessment of contingent assets and liabilities, and the revenues and expenses at the reporting date. The amounts ultimately realized may differ from these estimates.

EARNINGS PER SHARE

In accordance with IAS 33 earnings per share are calculated by dividing net income for the year attributable to ordinary shareholders of the parent company by the average number of ordinary shares outstanding during the period. There are no dilutive effects. Please refer to note 16 for details of the calculation.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses foreign currency forward contracts and options for no other purpose than minimizing currency risks arising in the course of business operations. Such hedging transactions serve to balance the variability of cash flows from future transactions that are not carried out in the respective functional currency of a company. Hedging transactions are laid down annually in advance on the basis of anticipated sales in the respective foreign currency. The open contracts as per 31 December 2005 will mature within 16 months.

The Group applies the hedge accounting rules of IAS 39. If the conditions for the application of hedge accounting are met the result from changes in the market value of derivative financial instruments is either recognized in profit or loss or directly in equity. This depends on whether the hedging transaction is a fair value hedge or a cash flow hedge. In the case of a fair value hedge the gain or loss from re-measuring the fair value of the hedging transaction and the corresponding underlying transaction are recognized in profit or loss and shown in income from operations. In the case of changes in the fair value of cash flow hedges, which serve to hedge the risk concerning the variability of cash flows in the functional currency from a planned transaction denominated in a foreign currency, unrealized gains and losses are initially recognized directly in equity and affect profit or loss of the period at the time when the hedged transactions are realized.

EVENTS AFTER THE BALANCE SHEET DATE

No material events that would require disclosure occurred after the end of the fiscal year.

CHANGES IN ACCOUNTING AND VALUATION METHODS

The implementation of changes in accounting methods resulted in the following changes in the valuation and reporting of individual items:

Actuarial gains and losses are fully recognized in accordance with the option provided by IAS 19. These gains and losses are recognized outside profit or loss in accordance with IAS 19 sections 93B to 93D.

Actuarial gains and losses up to 31 December 2004 were not recognized if they did not exceed 10% of the present value of the defined benefit obligation. The portion of actuarial gains and losses exceeding 10% of the present value of the obligation were amortized evenly over the expected average remaining working lives of the entitled employees.

The switch to the new option, which had not been applicable under former IAS 19, was made for the following reason: it allows the full recognition of the defined benefit obligation whereas changes of the obligation due to changes in the valuation parameters do not affect period results reported. This method therefore improves the transparency of the financial position without adverse influence on the financial performance presented by the income statement.

Effect of change in accounting method for actuarial gains and losses of defined benefit plans

Effect on the balance sheet (increase +/decrease -)

	31/12/2005	31/12/2004
	EUR '000	EUR '000
Deferred tax asset	147	122
Other non-current assets	10	7
Assets	**157**	**129**
Retained earnings	-5,123	1,728
Minority interests	-197	-162
Equity	-5,320	1,566
Deferred tax liability	-1,517	669
Long-term provisions	6,994	-2,106
Non-current liabilities	5,477	-1,437
Liabilities	**157**	**129**

Effect on the income statement

The change in the accounting for defined benefit plans did not affect the amounts shown in the income statement because the actuarial gains and losses as at 31 December 2003 as well as at 31 December 2004 did not exceed the 10% corridor referring to the present value of the defined benefit obligation.

Gains and losses from the valuation of securities classified as available for sale are recognized directly in equity in accordance with the regulations of IAS 39.55. In previous years such gains and losses were recognized in profit or loss. The change became necessary due to non-compliance of the old method with revised IAS 39 to be applied from 1 January 2005.

Effect of change in accounting method for securities available for sale (gain +/loss -)

	2005	2004
	EUR '000	EUR '000
Other investment income	-117	-657
Income before taxes	-117	-657
Income taxes	29	164
Net income	**-88**	**-493**
	EUR	**EUR**
Earnings per share	**-0.02**	**-0.13**

The changes detailed above were applied retrospectively. The accumulated profit brought forward as at 1 January 2004 and the comparative amounts for the previous year presented in the consolidated financial statements were adjusted accordingly.

NOTE 3. NEW ACCOUNTING STANDARDS

The following standards and interpretations had already been issued at the time of preparation of the consolidated financial statements. Their application to annual periods beginning on or before 1 January 2005 was not mandatory, and the Group has not applied them early on a voluntary basis.

IFRS 6 – Exploration for and Evaluation of Mineral Assets:
This standard applies to expenditures incurred in the exploration and evaluation of mineral resources, such as the acquisition of rights to explore or topographical, geological and similar studies. IFRS 6 has to be applied for reporting periods starting on or after 1 January 2006. IFRS 6 is not relevant to the Group.

IFRS 7 – Financial Instruments: Disclosures:
This standard requires information on the significance of financial instruments to an entity's financial position and performance. It comprises new disclosure requirements in relation to risks arising from financial instruments. These regulations will come into force for annual periods starting on or after 1 January 2007. They will be applied from business year 2007 on. No major effect on Group accounting is expected.

The following interpretations were issued by the International Financial Reporting Interpretations Committee:

IFRIC 4 – Determining Whether an Arrangement Contains a Lease:
This interpretation regulates the accounting treatment of agreements that do not take the legal form of a lease but do convey rights to use assets against appropriate consideration. This interpretation is to be applied to annual periods starting on or after 1 January 2006. No major effect on the Group is expected under present circumstances. This interpretation will be applied from business year 2006 onwards.

IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds:
This interpretation regulates the treatment of claims against funds established to reimburse costs arising from decommissioning and/or restoration of assets. This interpretation is to be applied to annual periods starting on or after 1 January 2006. No major effect on the Group is expected under present circumstances. This interpretation will be applied from business year 2006 onwards.

IFRIC 6 – Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment:
The interpretation deals with the European Union's Directive on Waste Electrical and Electronic Equipment. This directive prescribes who is required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment sold to private households before 13 August 2005. IFRIC 6 is to be applied to all annual periods starting on or after 1 December 2005. IFRIC 6 is not relevant to the Group.

IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies:
This interpretation contains guidance on how an entity would restate its financial statements in the first year it identifies the existence of hyperinflation in the economy of its functional currency and consequently has to apply IAS 29. IFRIC 7 is to be applied

to annual reporting periods starting on or after 1 March 2006. It is not relevant to the Group at present, and will be applied from business year 2007 onwards, should it be appropriate to do so.

IFRIC 8 – Scope of IFRS 2:
IFRIC 8 clarifies that IFRS 2 Share-based Payment applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. This interpretation is to be applied to annual periods beginning on or after 1 May 2006. No effect on Group accounting is expected under present circumstances. This interpretation will be applied from business year 2007 onwards.

IFRIC 9 – Reassessment of Embedded Derivatives:
This interpretation deals with the accounting treatment of embedded derivatives in accordance with IAS 39. An assessment according to IAS 39.11 is to answer the question whether an embedded derivative is to be separated from the host contract and accounted for as if it is a stand-alone derivative. IFRIC 9 addresses the question when such an assessment is to be made, either only once when the entity first becomes a party to such a hybrid contract, or repeatedly throughout the life of the contract. IFRIC 9 details that an assessment of whether an embedded derivative is required to be separated from the host contract is to made at the conclusion of the contract. IFRIC 9 is to be applied to all annual periods starting on or after 1 June 2006. This interpretation will be applied from business year 2007 onwards.

NOTE 4. SEGMENT REPORTING

For internal reporting to management the following business sectors are used in the Lenzing Group:

Fibers:
Sector Fibers comprises Business Units Textile Fibers, Nonwoven Fibers, Pulp and Energy, as well as by-products and timber trade. It constitutes the core business of the Group.

Engineering and Systems Construction:
Sector Engineering and Systems Construction is the technical competence center of the Group and consists of three divisions:

- fiber and pulp technology
- plant engineering and automation
- mechatronics

Plastics:
Sector Plastics produces plastics specialties for processing and finishing.

Paper:
Sector Paper produces poster paper, envelope paper and recycled paper.

2005	Fibers	Paper	Plastics	Engineering and Systems Construction	Other	Consolidation	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to external customers	767,625	53,108	79,912	41,238	737	0	**942,620**
Inter-segment sales	11,978	0	1,662	47,331	1,581	-62,552	**0**
Total sales	**779,603**	**53,108**	**81,574**	**88,569**	**2,318**	**-62,552**	**942,620**
Segment result (EBIT)	66,634	-1,159	8,863	9,362	323	-2,215	**81,808**
Amortization/depreciation	60,121	1,782	2,585	849	32	-1,246	**64,123**
Share in the result of associated companies	631	0	0	0	0	0	**631**
Segment assets	813,816	25,503	43,603	27,154	228	-24,193	**886,111**
Segment liabilities	198,596	6,435	9,916	29,638	712	-7,407	**237,890**
Additions to property, plant and equipment and intangible assets	81,228	2,932	3,032	768	76	-5,642	**82,394**
Investments in associated companies	10,646	0	0	0	0	0	**10,646**

2004	Fibers	Paper	Plastics	Engineering and Systems Construction	Other	Consolidation	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to external customers	697,551	53,518	76,303	43,047	642	0	**871,061**
Inter-segment sales	14,477	0	1,554	45,120	1,309	-62,460	**0**
Total sales	**712,028**	**53,518**	**77,857**	**88,167**	**1,951**	**-62,460**	**871,061**
Segment result (EBIT)	92,261	-1,551	10,082	9,655	186	-6,290	**104,343**
Amortization/depreciation	57,347	1,451	2,448	922	33	-2,325	**59,876**
Share in the result of associated companies	6,902	0	0	0	0	0	**6,902**
Segment assets	776,590	25,774	43,212	28,176	284	-18,735	**855,301**
Segment liabilities	183,201	2,353	8,444	23,463	564	-7,279	**210,746**
Additions to property, plant and equipment and intangible assets	130,307	1,418	2,462	1,036	29	-3,269	**131,983**
Investments in associated companies	9,810	0	0	0	0	0	**9,810**

NOTE 4

Segment assets essentially comprise intangible assets and property, plant and equipment, inventories, trade receivables and other receivables and assets, except income tax receivables. Segment liabilities relate to trade payables, provisions and other liabilities, except income tax provisions and income tax liabilities. The prices for inter-segment deliveries are essentially determined on the same basis as for external customers.

BREAKDOWN BY REGION

Sales presented by geographical markets and assets and capital additions analyzed by the geographical area in which the assets are located were as follows:

	Sales		Segment assets		Additions to intangible assets and property, plant and equipment	
	2005	2004	2005	2004	2005	2004
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Austria	148,376	141,639	679,987	681,187	65,180	52,977
EU ex Austria	309,370	321,325	56,106	59,116	995	48,974
Europe ex EU	44,957	72,767	0	0	0	0
America	53,864	32,167	31,308	28,150	650	23,774
Asia and all other	386,053	303,163	118,710	86,848	15,569	6,258
	942,620	**871,061**	**886,111**	**855,301**	**82,394**	**131,983**

The products of the Group are marketed globally. The production lines for segment Fibers are located in Austria, the UK, the USA and Indonesia. The main site, Lenzing, has an annual capacity of 225,000 tons. Its production focus is on fiber specialties such as modal and nonwovens. Lyocell production sites include Heiligenkreuz, Austria, Grimsby, UK, and Mobile, USA, with annual capacities of 40,000 tons each. A viscose fiber production plant is located in Purwarkarta, Indonesia, with an annual capacity of 150,000 tons serving the Indonesian market and providing fiber for export. In addition, a viscose fiber production plant in Nanjing, China, with a scheduled annual capacity of 60,000 tons is under construction. The production facilities of all other segments are exclusively located at Lenzing.

NOTE 5. SALES

The increase in sales by 8.2% to EUR 942,620 thousand was achieved by further capacity expansion and by the first-time full consolidation (2004: eight months) of the Tencel group acquired in 2004. See note 4 for a breakdown of sales by segments and markets.

NOTE 6. CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS

This item represents the credit/charge required to neutralize the manufacturing costs for goods produced by the Group that were still in stock at the reporting date.

NOTE 7. WORK PERFORMED BY THE GROUP AND CAPITALIZED

This item represents expenses of the Group that were capitalized as part of the production costs of fixed assets.

NOTE 8. OTHER OPERATING INCOME

This item comprises:

	2005	2004
	EUR '000	EUR '000
Income from investment grants	4,321	3,800
Income from government grants for emission rights	1,931	0
Refunds for maintenance cost	2,623	987
Refunds from suppliers	2,536	0
Grants for partial funding of research projects	2,167	1,346
Revenues from staff canteen	1,099	1,092
Gain on the disposal of fixed assets	260	137
Insurance refunds	207	1,208
Other sundry operating income	3,051	4,766
	18,195	**13,336**

NOTE 9. PERSONNEL EXPENSES

This item comprises:

	2005	2004
	EUR '000	EUR '000
Wages and salaries	155,736	149,671
Expenses for severance payments	7,688	8,449
Pension expenses	2,071	3,598
Statutory social security contributions	37,551	35,564
Voluntary social spending	3,870	3,003
	206,916	**200,285**

Collective bargaining agreements for the Austrian sites resulted in an increase of 2.9% as of 1 May 2005. Similar agreements at the subsidiaries resulted in increases by 2.5% in the USA, 2.7% in the UK and 7.0% in Indonesia. Expenses for severance payments comprise expenses for statutory commitments of Lenzing AG and its Austrian subsidiaries to its staff members (see note 29) as well as voluntary severance payments and provisions for payments in connection with restructuring amounting to EUR 2,630 thousand (2004: EUR 2,975 thousand).

The Lenzing Group employed:

STAFF	2005	2004
Average	4,836	4,763
As at 31 December	4,860	4,845

NOTE 10. AMORTIZATION OF INTANGIBLE ASSETS AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of intangible assets and depreciation of property, plant and equipment amounting to EUR 64,123 thousand (2004: EUR 59,876 thousand) comprises scheduled amortization and depreciation only.

NOTE 11. OTHER OPERATING EXPENSES

This item comprises expenses related to operating activities that cannot be itemized by nature of expense elsewhere.

	2005	2004
	EUR '000	EUR '000
Freight outward	38,800	30,635
Commissions and public relations/advertising	18,250	18,633
Service and maintenance and other purchased services	10,238	8,722
Insurance	6,864	7,185
Travel expenses	6,035	4,770
Legal, audit, and consultancy fees	5,427	7,642
Rentals and leases	3,194	1,960
Waste disposal	2,100	2,098
Emission rights	1,931	0
Foreign currency losses	823	2,851
Other	13,195	12,055
	106,857	**96,551**

NOTE 12. INCOME FROM OPERATIONS (EBIT)

The record income level of 2004 deteriorated due to an exceptionally high global cotton harvest, the abolition of European textile import quotas, the weakening of the US dollar and rising primary material and energy prices. This trend was countered by further capacity increases and the continuation of the successful specialty product strategy. This led to a good result for 2005 of EUR 81,808 thousand, although 21.6% below that of 2004.

In 2005 research and development costs of EUR 16,531 thousand (2004: EUR 17,007 thousand) were included under income from operations.

NOTE 13. INCOME FROM INVESTMENTS IN ASSOCIATES

This item comprises:

	2005	2004
	EUR '000	**EUR '000**
Share in the current result of associated companies	631	895
Surplus by which the fair value of the Group's share in the net assets of associates acquired in 2004 exceeds acquisition cost	0	6,007
	631	**6,902**

NOTE 14. OTHER INVESTMENT INCOME

	2005	2004
	EUR '000	**EUR '000**
Expenses for financial assets and investments held as current assets	-49	-823
Interest and similar income from financial assets	1,121	623
Other interest and similar income	1,442	1,587
Income from the disposal of and write-ups to financial assets and investments held as current assets	3,313	673
	5,827	**2,060**

NOTE 15. INCOME TAXES

Income taxes comprise current and deferred tax expenses of the companies included in the consolidated financial statements.

	2005	2004
	EUR '000	**EUR '000**
Current tax expense:		
current year	18,910	25,433
underprovided in previous years	613	1,706
	19,523	27,139
Deferred taxes:		
current year	-1,900	5,673
tax losses utilized with no tax asset previously recognized	0	-3,141
losses incurred during the business year with no deferred tax asset recognized	1,004	2,256
effect of tax rate change	0	-5,900
	-896	-1,112
	18,627	**26,027**

The reconciliation of taxes at the statutory corporate income tax rate compared with actual tax expense is as follows:

	2005	2004
	EUR '000	EUR '000
Income before taxes	**79,296**	**103,543**
Tax at Austrian tax rate 25% (2004: 34%)	19,824	35,205
Tax-free income and tax allowances (in particular allowances for research and development)	-1,323	-1,515
Non-deductible expenses and withholding taxes	-1,698	136
Income from investments in associates	-158	-2,347
Effect of income tax rate reduction from 34% to 25%	0	-5,900
Differences in tax rates	-34	-374
Tax expenses/income relating to previous periods	1,012	1,706
Effect of changes in tax losses and other temporary differences not recognized as deferred tax asset	1,004	-884
Actual tax expenses	**18,627**	**26,027**

As at 31 December 2005 the Tencel companies have tax loss carry-forwards amounting to EUR 60,071 thousand (2004: EUR 48,966 thousand). No deferred tax asset was recognized for a significant portion of unused losses (EUR 55,257 thousand; 2004: EUR 46,997 thousand) in accordance with IAS 12.35. Part of the increase of tax loss carry-forwards (EUR 2,179 thousand) is due to foreign currency translation. The losses may be carried forward against future profits indefinitely. The Austrian corporate income tax rate was lowered from 34% to 25% in June 2004 taking effect on 1 January 2005.

NOTE 16. EARNINGS PER SHARE

Earnings per share are calculated as follows:

	2005	2004
Share of Lenzing AG shareholders in net income (in EUR '000)	56,875	67,653
Number of shares	3,675,000	3,675,000
Earnings per share in EUR	**15.48**	**18.41**

NOTE 17. INTANGIBLE ASSETS

Please refer to schedule "Development of Fixed Assets" (Appendix 1) for a breakdown and the development of intangible assets.

The total carrying amount for item "Concessions, industrial property rights, licenses and similar rights" of EUR 8,668 thousand as at 31 December 2005 (31 December 2004: EUR 8,586 thousand) includes EUR 5,650 thousand (31 December 2004: EUR 5,124 thousand) for items developed internally.

NOTE 18. PROPERTY, PLANT AND EQUIPMENT

Please refer to schedule "Development of Fixed Assets" (Appendix 1) for a breakdown of item "Property, plant and equipment" and their development.

The carrying value for prepayments and work under construction mainly relates to expenses met up to the balance sheet date.

FINANCE LEASES

Agreements concluded in the fiscal year on the reconditioning of small water power stations qualify as finance leases. The lessor agrees to build, operate and maintain power stations. Lenzing AG will purchase all energy generated at the price stipulated. Part of this price will cover investment costs and therefore qualifies as contingent rent. Against payment of a transfer fee the lease transfers ownership of the power stations to Lenzing AG at the end of the lease term. The book value of leased assets is EUR 813 thousand as at 31 December 2005 and is shown under item "Plant and machinery".

	Minimum lease payments	
	2005	2004
	EUR '000	EUR '000
Payable after five years	2,167	0
Less:		
future finance charges	-1,354	0
Present value of lease obligation	**813**	**0**

No contingent rents were recognized as expense in 2005.

OPERATING LEASES

The Group has commitments under operating leases of property, plant and equipment that are not presented in the balance sheet. Operating expenses for 2005 include leasing and rental expenses of EUR 3,417 (2004: EUR 2,261 thousand).

Future minimum lease payments for the non-cancellable term of these leases that mainly relate to IT equipment, vehicles and office premises will be due as follows:

	2005	2004
	EUR '000	EUR '000
Within one year	2,304	1,715
In the following 2 to 5 years	5,088	4,634
Thereafter	650	58
Total	**8,042**	**6,407**

MORTGAGES AND OTHER LIENS ON PROPERTY, PLANT AND EQUIPMENT

The plant in Mobile is leased and therefore not legally held by the Group. The Group may therefore sell, mortgage or dispose of the plant only with formal consent of the lessor.

In addition, the Group has pledged property, plant and equipment to secure loans taken out by the Group. Please refer to note 27 for details.

PURCHASE COMMITMENTS

Open purchase orders for the delivery of property, plant and equipment as at 31 December 2005 came to EUR 50,558 thousand (31 December 2004: EUR 9,975 thousand). The increase is essentially due to the current construction of the viscose fiber production plant at Nanjing, China, and investment projects at the Lenzing site.

IMPAIRMENT OF ASSETS

Annual impairment tests are conducted for lyocell fiber and for paper production equipment. In these tests assumptions, in particular on the future development of production and sales volumes, have to be made which may or may not prove to be accurate. Management made these assumptions by cautious extrapolation of previous developments. The carrying amount of these assets is:

	EUR '000
Equipment for the production of lyocell fibers	130,744
Equipment for the production of paper	12,114

NOTE 19. INVESTMENTS IN ASSOCIATES

Investments in the following companies are valued in accordance with the equity method in the consolidated financial statements:

	31/12/2005	31/12/2004
	EUR '000	EUR '000
EQUI-Fibres BeteiligungsgmbH, Krefeld, Germany	8,392	7,700
LKF – Tekstil Boya Sanayi Ve Tikaret A.S., Istanbul, Turkey	1,468	1,327
WWE – Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., St. Pölten, Austria	748	750
RVL – Reststoffverwertung Lenzing GmbH, Lenzing, Austria	38	33
	10,646	**9,810**

The Group's share in the income of these companies is shown in schedule "Development of Fixed Assets" (Appendix 1) as either write-up or write-off.

The financial position and the financial performance of these associates are as follows:

	EQUI	LKF	WWE*)	RVL
	EUR '000	EUR '000	EUR '000	EUR '000
Sales	153,302	4,791	0	8,300
Net income	1,976	-300	-10	10
Non-current assets	46,336	6,787	0	0
Current assets	64,532	1,826	3,018	118
Non-current liabilities	18,977	109	0	0
Current liabilities	64,895	1,505	26	41
Equity	23,741	6,999	2,992	77

*) preliminary

NOTE 20. OTHER FINANCIAL ASSETS

Please refer to schedule "Development of Fixed Assets" (Appendix 1) for a breakdown and the development of other financial assets

INVESTMENTS HELD AS FIXED ASSETS

Securities are valued at market prices.

2005	Market value	Average actual interest	Income for business year
	EUR '000	in %	EUR '000
Austrian federal bonds	14,802		
Bonds by other issuers and other securities	3,912		
	18,714	**6%**	**1,106**

2004	Market value	Average actual interest	Income for business year
	EUR '000	in %	EUR '000
Austrian federal bonds	14,269		
Bonds by other issuers and other securities	3,961		
	18,230	**6%**	**1,140**

Securities were valued individually in order to determine exchange rate gains and losses.

Long-term loans also shown under this item comprise:

	2005	2004
	EUR '000	EUR '000
Loans to associated companies	0	107
Loans to third parties	480	1,090
	480	**1,197**

NOTE 21. OTHER NON-CURRENT ASSETS

This item represents the share held in a non-profit housing society (EUR 1,150 thousand), long-term receivables and accruals and the pension asset relating to the defined benefit plan of Lenzing Fibers (Hong Kong) Ltd. (see note 29).

NOTE 22. INVENTORIES

	2005	2004
	EUR '000	**EUR '000**
Raw materials and supplies	62,135	59,652
Work in progress	10,784	12,722
Finished goods produced and merchandise held for resale	48,569	44,401
Prepayments	2,582	83
	124,070	**116,858**

Raw materials and supplies essentially comprise beech wood for pulp production, pulp, chemicals, small parts and replacement parts.

Items "Work in progress" and "Finished goods produced and merchandise held for resale" comprise viscose and lyocell fibers, sodium sulfate, acetic acid, furfural, paper and plastics products, as well as products of Lenzing Technik.

NOTE 23. TRADE RECEIVABLES AND OTHER RECEIVABLES AND ASSETS

This item comprises short-term receivables and deferred items as well as emission rights assigned in February 2005 valued at EUR 3,100 thousand.

As at 31 December 2005 valuation allowances for doubtful accounts receivable amounted to EUR 4,847 thousand (31 December 2004: EUR 5,826 thousand). Receivables amounting to EUR 49,627 thousand (31 December 2003: EUR 22,703 thousand) were pledged as collateral for liabilities.

NOTE 24. INVESTMENTS HELD AS CURRENT ASSETS

Investments held as current assets represent marketable securities available for immediate sale. They are stated at their fair value as at 31 December and comprise:

31/12/2005	Market value EUR '000	Average yield
Bonds	8,007	3.2%

Investments were valued individually in order to determine exchange rate gains and losses.

NOTE 25. EQUITY

COMMON STOCK AND CAPITAL RESERVE

The common stock of Lenzing AG comprises 3,675,000 no-par shares (unchanged from 31 December 2004) with each share being of equal value and holding equal rights and duties. The share capital is fully paid.

The capital reserve is a restricted reserve of Lenzing AG which may only be used to offset accumulated losses of Lenzing AG.

RETAINED EARNINGS

Retained earnings comprise:

	EUR '000
Revenue reserve of Lenzing AG	184,412
Accumulated profit of Lenzing AG	29,418
Retained earnings of the subsidiaries and effects of adjusting the financial statements of Lenzing AG and its subsidiaries from local GAAP to IFRS	130,005
Total	**343,835**

The revenue reserve of Lenzing AG may be released at any time and distributed to shareholders as part of accumulated profits.

Under Austrian law only the accumulated profit of the parent company as stated in the parent's approved individual financial statements is available for distribution to shareholders. As at 31 December 2005 the parent's accumulated profit was EUR 29,418 thousand.

	EUR '000
After transfers to reserves, the profit for 2005 of Lenzing AG amounted to	29,405
Add: accumulated profit brought forward from 2004	13
Total accumulated profit	**29,418**

The Management Board proposes that:

	EUR
A dividend of EUR 8.00 per share be paid for the 3,675,000 shares which in total would amount to	29,400,000.00
The balance be carried forward to next year	18,071.27

Dividends are subject to the deduction of capital gains tax of 25%. This covers income tax for individuals with unlimited tax liability (Austrian final taxation). Corporations with unlimited tax liability holding at least 25% of common stock are exempt from capital gains tax. Double taxation agreements must be observed in the event of limited tax liability.

MINORITY INTERESTS

Minority interests represent the share of other shareholders in the equity of the consolidated subsidiaries. Third parties hold significant interests in PT. South Pacific Viscose and Lenzing (Nanjing) Fibers Co., Ltd.

The development of equity is as follows:

DEVELOPMENT OF EQUITY	Share of Lenzing AG shareholders					Minority interests	Equity Total
	Common stock	Capital reserves	Currency translation reserves	Retained earnings and other reserves	Total		
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
As at 1/1/2004	**26,717**	**63,600**	**49**	**279,017**	**369,383**	**4,410**	**373,793**
Recognized income and expense							
taken directly to equity			-4,050	10,668	**6,618**	-1,201	**5,417**
transferred to profit or loss				-4,493	**-4,493**	0	**-4,493**
Tax on items taken directly to or transferred from equity				-1,139	**-1,139**	0	**-1,139**
Net income/loss recognized directly in equity	0	0	-4,050	5,036	**986**	-1,201	**-215**
Net income				67,653	**67,653**	9,863	**77,516**
Total recognized income and expense for 2004	0	0	-4,050	72,689	**68,639**	8,662	**77,301**
Dividends				-22,050	**-22,050**	-40	**-22,090**
Other					**0**	-10	**-10**
As at 31/12/2004	**26,717**	**63,600**	**-4,001**	**329,656**	**415,972**	**13,022**	**428,994**
Recognized income and expense							
taken directly to equity			5,633	-11,473	**-5,840**	2,242	**-3,598**
transferred to profit or loss				-6,098	**-6,098**	0	**-6,098**
Tax on items taken directly to or transferred from equity				4,275	**4,275**	14	**4,289**
Net income/loss recognized directly in equity	0	0	5,633	-13,296	**-7,663**	2,256	**-5,407**
Net income				56,875	**56,875**	3,794	**60,669**
Total recognized income and expense for 2005	0	0	5,633	43,579	**49,212**	6,050	**55,262**
Contribution to capital						3,409	**3,409**
Dividends				-29,400[1]	**-29,400**	-2,787	**-32,187**
As at 31/12/2005	**26,717**	**63,600**	**1,632**	**343,835**	**435,784**	**19,694**	**455,478**

[1] The dividend per share was EUR 8.

NOTE 26. GOVERNMENT GRANTS

The amount reported under this item essentially represents grants received from the public sector to promote investment in economically underdeveloped regions, grants for investment in environmental protection projects and other grants aimed at promoting capital expenditure, such as investment tax grants.

To a lesser degree, research projects are also supported by direct public-sector grants and loans at favorable interest rates.

As the conditions attached to these grants were observed, it is considered unlikely that even part of the grants received will become repayable.

Moreover, this item comprises the remaining government grants for emission rights of EUR 1,169 thousand representing the value of emission rights at the date of assignment less the amount recognized as income.

NOTE 27. LIABILITIES WITH BANKS AND OTHER LOANS

Financial liabilities are liabilities with banks and other loans and comprise the following as at 31 December:

2005	Currency	Nominal amount	Carrying amount	Average effective interest rate
		Currency '000	EUR '000	in %
Liabilities with banks				
Bank loans:				
Fixed interest	EUR	68,443	68,443	3.91
Fixed and variable interest	EUR	5,784	5,784	1.25
Variable interest	EUR	38,069	38,072	3.83
	USD	22,671	19,164	6.76
Working capital loans*), variable interest	EUR	61,833	61,833	2.54
	USD	205	174	5.00
	GBP	1,962	2,884	5.36
			196,354	
Other loans				
Fixed interest	EUR	4,403	4,403	2.00
Fixed and variable interest	EUR	36,223	36,223	3.41
Variable interest	EUR	2,894	2,894	2.92
	USD	16,797	14,199	5.99
			57,719	
Total financial liabilites			**254,073**	
Short-term			54,142	
Long-term			199,931	

*) Revolving credits and current accounts

2004

	Currency	Nominal amount	Carrying amount	Average effective interest rate
		Currency '000	EUR '000	in %
Liabilities with banks				
Bank loans:				
Fixed interest	EUR	64,669	64,669	4.06
Fixed and variable interest	EUR	6,043	6,043	1.37
Variable interest	EUR	42,903	42,898	3.77
	USD	21,728	15,918	4.57
Working capital loans*), variable interest	EUR	39,836	39,836	2.64
	USD	1,000	734	3.46
	GBP	4,284	6,067	5.72
			176,165	
Other loans				
Fixed interest	EUR	4,855	4,855	2.00
Fixed and variable interest	EUR	42,314	42,314	3.92
Variable interest	EUR	4,038	4,038	3.05
	USD	16,329	11,962	4.00
			63,169	
Total financial liabilites			**239,334**	
Short-term			42,320	
Long-term			197,014	

Liabilities with banks and other loans will be due as follows:

31/12/2005

	EUR '000			
	Variable interest	Fixed and variable interest	Fixed interest	Total
On demand or within one year	39,159	12,165	2,818	54,142
More than one to two years	20,586	10,768	2,548	33,902
More than two to three years	59,816	9,478	2,266	71,560
More than three to four years	3,907	5,562	52,337	61,806
More than four to five years	3,450	2,984	1,649	8,083
More than five years	12,302	1,050	11,228	24,580
	139,220	42,007	72,846	254,073
Less amounts due for settlement within 12 months	-39,159	-12,165	-2,818	-54,142
Amounts due for settlement after 12 months	**100,061**	**29,842**	**70,028**	**199,931**

The next adaptation of interest rates for variable interest loans and loans combining fixed and variable interest will take place within the next six months, as detailed in the credit agreement.

*) Revolving credits and current accounts

REVOLVING CREDITS

The terms of these loans under revolving lines of credit are fixed for a definite period of time and are subject to variable interest rates.

FIXED TERM LOANS

Other loans comprise mainly loans by the Austrian Research Promotion Fund and the ERP Fund.

The table below shows the various types of collateral given for bank loans as at 31 December. The amounts stated represent the lower of amounts outstanding or the carrying amount of the asset that is provided as collateral.

	2005	2004
	EUR '000	EUR '000
Liabilities with banks	77,835	54,850
Assignment of receivables	49,627	22,703
Mortgages, movable fixed assets pledged as security	28,208	32,147
Other loans	814	1,373
Assets leased under a finance lease	813	0
Mortgages	1	1,373

NOTE 28. DEFERRED TAXES

In accordance with IAS 12 deferred tax assets or liabilities generally have to be recognized for all differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding amounts recognized for tax purposes.

Temporary differences arising from goodwill not deductible for tax purposes are not provided for. In addition, a deferred tax asset arising from unused tax losses carried forward is to be recognized only to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Deferred tax assets and liabilities are offset if they relate to the same taxable entity.

Deferred tax assets and liabilities relate to the following balance sheet items:

	31/12/2005	31/12/2004
	EUR '000	EUR '000
Deferred tax assets:		
Financial assets	326	0
Current assets	686	474
Provisions	12,258	6,404
Government grants	0	697
Loss carry-forwards	17,994	14,410
	31,264	21,985
Valuation allowance	-14,812	-13,741
Total deferred tax assets	16,452	8,244
Offset against: Deferred tax liabilities	-15,419	-7,902
Net deferred tax assets	**1,033**	**342**
Deferred tax liabilities:		
Intangible assets	779	552
Property, plant and equipment	20,908	20,345
Financial assets	0	565
Provisions	112	0
Special depreciation for taxation purposes	1,609	2,008
Government grants	3,685	0
Liabilities	5,050	5,145
Total deferred tax liabilities	32,143	28,615
Offset against: Deferred tax assets	-15,419	-7,902
Net deferred tax liabilities	**16,724**	**20,713**

Deferred taxes developed as follows:

	31/12/2005	31/12/2004	Change
	EUR '000	EUR '000	EUR '000
Deferred tax assets	1,033	342	691
Deferred tax liabilities	-16,724	-20,713	3,989
Net	**-15,691**	**-20,371**	**4,680**

Thereof:	
directly credited to equity	4,289
exchange differences	-505
recognized as income in the income statement	896
	4,680

Both as at 31 December 2005 and 31 December 2004 deferred tax assets were only recognized to the extent that it is probable that sufficient future taxable profit will be available against which the assets can be utilized.

With effect of 1 January 2005 the Austrian corporate income tax rate was lowered from 34% to 25%. This reduction led to a decrease of both the deferred tax liability as at 31 December 2004 and the tax charge in 2004 of approximately EUR 5,900 thousand.

NOTE 29. PROVISIONS

The Group's provisions comprise:

2005	Balance as at 1/1	Currency translation adjustment	Consumption	Reversal	Charge	Balance as at 31/12	Short-term	Long-term
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Severance payments	41,185	0	-3,283	-276	10,738	**48,364**	1,367	46,997
Pensions	22,636	330	-2,091	-416	4,159	**24,618**	1,684	22,934
Anniversary bonuses	11,510	0	-855	-496	2,762	**12,921**	1,125	11,796
Unconsumed vacation	6,105	87	-6,188	0	6,138	**6,142**	6,142	0
Restructuring	585	23	-341	0	2,840	**3,107**	3,107	0
Other staff-related expenses	17,646	256	-16,833	-10	16,498	**17,557**	17,557	0
Guarantees and warranties	1,394	92	-833	-352	762	**1,063**	1,063	0
Anticipated losses and other risks	7,386	1	-16	-112	420	**7,679**	781	6,898
Impending losses from derivative financial instruments	17	0	-17	0	3,932	**3,932**	3,932	0
Emission rights	0	0	0	0	1,931	**1,931**	1,931	0
Other	12,800	672	-10,356	-1,278	12,625	**14,463**	14,176	287
Provisions	**121,264**	**1,461**	**-40,813**	**-2,940**	**62,805**	**141,777**	**52,865**	**88,912**

PENSIONS

DEFINED BENEFIT PLANS

Lenzing AG, Lenzing Fibers Inc. and Lenzing Fibers (Hong Kong) Ltd. have defined benefit pension plans providing retirement benefits based on the number of service years of and on remuneration received by eligible employees. These pension plans are essentially unfunded or only partly covered by pension plan assets.

The Lenzing AG pension plan comprises mainly retired staff members. The assumed retirement age of eligible staff members ranges from 58 to 63 years, depending on gender and position in the company. Life expectancy calculations are based on Austrian actuarial mortality tables "AVÖ – P 99 mixed sample". The pension commitments are partly covered by reinsurance contracts which were recognized as pension assets according to IAS 19.

Lenzing Fibers Inc. sponsors defined benefit pension plans for its eligible salary employees and for wage employees who belong to the bargaining unit. The latter receive staggered pension payments for each year of service based on the employee's compensation in the year. The scheduled retirement age is 65. Staff members with 20 years of service are entitled to early retirement at age 55. Both defined benefit plans described were frozen as at 31 December 2003, which means that no new pension claims may be obtained under these plans.

Actuarial valuation of plan assets and the determination of the present value of defined benefit obligations accruing under defined benefit plans were carried out, using the projected unit credit method.

The principal actuarial assumptions are:

ACTUARIAL ASSUMPTIONS	**2005**	**2004**
	p.a. in %	**p.a. in %**
Discount rate		
Austria	4.0	5.0
USA	5.5	5.8
Indonesia	12.0	10.0
Hong Kong	4.3	5.0
Estimated future salary and pension increases		
Austria	2.0–2.5	2.0–2.5
USA	3.5–5.8	3.5–5.8
Indonesia	10.0	8.0
Hong Kong	3.3	4.0
Expected rate of return on plan assets		
Austria	7.7	5.0
USA	7.2	8.5
Hong Kong	7.0	7.0
Annual discount for labor turnover		
Austria	0.0	0.0
Indonesia	0.0	0.0
USA	2.0	2.0
Hong Kong	0.0	0.0

The Group recognized the following amounts relating to these plans as pension expense in the income statement:

	2005	**2004**
	EUR '000	**EUR '000**
Interest cost	1,541	1,480
Current service cost	226	208
Past service cost	52	145
Administrative and other costs	1	0
Expected return on plan assets	-514	-452
Effect of plan curtailments	-485	0
	821	**1,381**

NOTE 29

Expenses are presented under item "Personnel expenses", namely under "Pension expenses". The actual return on plan assets was EUR 509 thousand.

Actuarial losses recognized directly in equity in 2005 came to EUR 3,142 thousand (2004: EUR 74 thousand). Cumulated actuarial losses as at 31 December 2005 came to EUR 3,903 thousand (31 December 2004: EUR 761 thousand).

The amounts presented in the balance sheet for obligations from defined benefit pension plans are derived as follows:

	31/12/2005	31/12/2004
	EUR '000	**EUR '000**
Present value of obligation (DBO)	32,249	29,487
Fair value of plan assets	-7,315	-6,431
Deficit in plan	24,934	23.056
Unrecognized past service cost	-413	-427
Net amount recognized in the balance sheet	**24,521**	**22,629**
Presented as:		
Non-current assets	-97	-7
Long-term provision	22,934	20,837
Short-term provision	1,684	1,799
	24,521	**22,629**

The present value of obligations from defined benefit pension plans and the fair value of plan assets developed as follows:

	2005	2004
	EUR '000	**EUR '000**
Present value of obligation (DBO) as at 1/1	29,487	27,165
Acquisition of subsidiaries	0	3,404
Interest cost	1,541	1,480
Current service cost	226	208
Actuarial losses	3,073	74
Currency translation adjustment	720	-100
Benefits paid	-2,313	-2,744
Plan curtailments	-485	0
Net value of obligation (DBO) as at 31/12	**32,249**	**29,487**
Fair value of plan assets as at 1/1	6,431	3,759
Acquisition of subsidiaries	0	2,269
Contributions	283	79
Expected return on plan assets	514	452
Actuarial losses	-69	0
Benefits paid	-222	-80
Currency translation adjustment	378	-48
Fair value of plan assets as at 31/12	**7,315**	**6,431**

The fair value of plan assets is analyzed as follows:

	2005	2004
	EUR '000	**EUR '000**
Equity instruments	1,904	1,490
Debt instruments	973	692
Insurance policies qualifying as plan assets	4,295	4,108
Other assets	143	141
Balance as at 31/12	**7,315**	**6,431**

Experience adjustments representing actuarial gains and losses resulting from differences between realized and calculated values for obligations or return on plan assets are as follows in 2005:

	2005
	EUR '000
Loss from experience adjustments on plan liabilities	917
Loss from experience adjustments on plan assets	69
Total as at 31/12	**986**

DEFINED CONTRIBUTION PLANS

Lenzing AG, Lenzing Technik GmbH, Lenzing Plastics GmbH and Lenzing Fibers GmbH operate a defined contribution pension plan for all staff members not covered by defined benefit pension plans. Expenses recognized in the income statement for this plan in 2005 came to EUR 1,372 thousand (2004: EUR 1,249 thousand).

PROVISIONS FOR SEVERANCE PAYMENTS

Provisions for severance payments for staff members of Lenzing AG and its Austrian subsidiaries which become due with the beginning of statutory retirement age are considered post-retirement benefits similar to pensions and are therefore calculated in accordance with the provisions of IAS 19.

The following table shows the development of provisions for severance payments:

	2005	2004
	EUR '000	EUR '000
Present value of the obligation as at 1/1	41,185	43,201
Interest cost	2,059	2,104
Current service cost	2,447	2,495
Total expenses	4,506	4,599
Benefits paid	-3,283	-2,621
Actuarial gain (+)/loss (-)	5,956	-3,994
Present value of obligation (DBO) as at 31/12	**48,364**	**41,185**
Number of eligible persons	2,690	2,734
ACTUARIAL ASSUMPTIONS AS AT 31/12	**p.a. in %**	**p.a. in %**
Discount rate	4.0	5.0
Estimated future salary increases	3.0	3.0
Annual labor turnover (depending on years of service)	0.7 bis 8.4	0.7 bis 9.0

Expenses are presented in the income statement under item "Personnel expenses", namely under "Expenses for severance payments". Actuarial losses recognized directly in equity in the statement of recognized income and expense came to EUR 5,956 thousand (31 December 2004: EUR 3,994 thousand actuarial gains). Cumulated actuarial losses as at 31 December 2005 came to EUR 3,081 thousand (31 December 2004: EUR 2,875 thousand actuarial gains).

Loss from experience adjustments on plan obligations came to EUR 582 thousand.

Staff members with employment contracts under Austrian law with a commencement date later than 31 December 2002 acquire no severance payment claims. Contributions in the form of 0.53% of the respective wage or salary are to be paid in to a separate precautionary fund for employees ("Mitarbeitervorsorgekasse"). In 2005 contributions of EUR 185 thousand (2004: EUR 121 thousand) were paid.

PROVISIONS FOR ANNIVERSARY BONUSES

In accordance with collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to pay anniversary bonuses to employees on the occasion of specific service anniversaries. The provisions for anniversary bonuses were measured in accordance with the regulations of IAS 19. The amounts due on the respective anniversaries are accrued evenly over the service period up to the anniversary date and the amounts attributable to the service period at the valuation date are discounted.

The following table shows the development of the provision for anniversary bonuses:

	2005	2004
	EUR '000	**EUR '000**
Present value of obligation (DBO) as at 1/1	11,510	10,407
Interest cost	595	523
Current service cost	751	584
Actuarial losses	920	768
Total expenses	2,266	1,875
Benefits paid	-855	-772
Present value of obligation (DBO) as at 31/12	**12,921**	**11,510**
Number of eligible persons	2,634	2,628
ACTUARIAL ASSUMPTIONS AS AT 31/12	**p.a. in %**	**p.a. in %**
Discount rate	4.0	5.0
Estimated future salary increases	3.0	3.0
Annual labor turnover (depending on years of service)	0.7 bis 8.4	0.7 bis 9.0

NOTE 30.
COMMITMENTS AND CONTINGENT LIABILITIES

The following table shows the commitments and contingent liabilities of the Group as at 31 December:

	2005	2004
	EUR '000	**EUR '000**
Cumulative assumption of debt in favor of Businesspark Heiligenkreuz GmbH	3,597	3,597
Assumption of liability for associated companies	6,472	8,095

Lenzing Fibers GmbH, as the legal successor to Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG, and Businesspark Heiligenkreuz GmbH guarantee the repayment of grants received by Businesspark Heiligenkreuz GmbH in the event that Businesspark Heiligenkreuz GmbH will not meet its obligations.

It is considered unlikely that the Group will be charged under these guarantees.

The Management Board does not believe that there are any other liabilities or commitments that would have a material effect on the financial performance and earnings of the Group.

LITIGATION

Various legal proceedings resulting from the ordinary course of business are pending. The Management Board believes that these proceedings will not have material adverse effect on the present and future earnings of the Group.

NOTE 31. NOTES TO THE CASH FLOW STATEMENT

The cash flow statement shows the change in liquid funds over the year as a result of cash receipts and payments. Liquid funds comprise cash and cash equivalents. The principles used in translating income and expenses for the income statement as set out in note 2 also apply to the translation of cash flows.

Gross cash flow is calculated as follows:

	2005	2004
	EUR '000	EUR '000
Net income	60,669	77,516
+ Depreciation of:		
Property, plant and equipment and amortization of intangible assets	64,123	59,876
Financial assets	4	28
- Income from investment grants	-4,321	-3,800
- Write-ups of financial assets	-28	-7
- Decrease/+ increase of long-term provisions	1,225	-160
- Gains/+ losses on the disposal of:		
Intangible assets, property, plant and equipment	724	1,017
Financial assets	1	1
- Deferred tax income/ + deferred tax expense	-896	-1,112
- Non-cash income from associated companies	-631	-6,444
- Other non-cash income/+ expenses	-519	1,551
Gross cash flow	**120,351**	**128,466**

The change in working capital comprises:

	2005	2004
	EUR '000	EUR '000
+ Decrease/- increase in inventories	-332	-23,366
+ Decrease/- increase in accounts receivable	-2,659	-9,277
- Decrease/+ increase in accounts payable	6,973	-489
Change in working capital	**3,982**	**-33,132**

Cash flow from investing activities comprises:

	2005	2004
	EUR '000	EUR '000
- Acquisition of non-current assets		
Intangible assets, property, plant and equipment including acquisitions of subsidiaries	-82,394	-132,017
Financial assets and other non-current assets	-1,650	-4,114
	-84,044	-136,131
- Acquisition of investments held as current assets	-7,995	0
+ Proceeds from the disposal/redemption of non-current assets		
Intangible assets and property, plant and equipment	1,472	821
Financial assets	1,378	3,788
	2,850	4,609
Net cash used in investing activities	**-89,189**	**-131,522**

The payments of other shareholders concern the payments of the minority shareholders of (Nanjing) Fibers Co., Ltd for their share in common stock.

Receipts from financing activities comprise:

	2005	2004
	EUR '000	EUR '000
+ Investment grants	989	12,556
+ Receipts from short-term loans and borrowings	0	6,620
+ Receipts from long-term loans and borrowings	59,583	98,289
Receipts from financing activities	**60,572**	**117,465**

Cash and cash equivalents comprise:

	31/12/2005	31/12/2004
	EUR '000	EUR '000
Cash	72,312	57,738
Cash equivalents	4,785	1,883
Total	**77,097**	**59,621**

Cash comprises cash in hand and cash at banks, sight deposits and short-term time deposits at banks. Cash equivalents which are subject to only insignificant risks of changes in value comprise securities with a maturity of less than three months at the time of purchase.

Cash flow from operating activities includes the following interest and dividend payments and receipts:

	2005	2004
	EUR '000	EUR '000
Interest received	1,970	2,009
Dividends received from associated companies	0	459
Interest paid	8,736	8,410
Taxes paid	23,527	21,069

NOTE 32. RELATED PARTY TRANSACTIONS

Related parties (companies and persons) of the Group comprise all subsidiaries and associated companies, as well as the members of the corporate bodies of the management and supervisory board of Lenzing AG, B & C Holding GmbH and B & C Privatstiftung. B&C Holding GmbH and its subsidiaries are also considered related parties. Other shareholders of Lenzing AG or its subsidiaries are considered related parties if they are in a position to exercise significant influence on the operating policies of the company.

Management fees paid by subsidiaries to other shareholders amounted to EUR 2,918 thousand (2004: EUR 2,205 thousand).

Lenzing AG provided loans to other shareholders of subsidiaries with a total liability of EUR 292 thousand as at 31 December 2005 (31 December 2004: EUR 279 thousand). The valuation allowance for the open account is EUR 105 thousand (31 December 2004: EUR 130 thousand).

BUSINESS TRANSACTIONS WITH ASSOCIATED COMPANIES

The essential transactions with associated companies are:

2005	EQUI	LKF	RVL
	EUR '000	EUR '000	EUR '000
Sales	696	0	7,939
Deliveries and purchased services	0	0	7,939
Other expenses	0	0	42
Interest	0	5	0
Trade receivables	4	5	0
Advance payments received for orders	3,500	0	0
Trade payables	0	0	9

2004	EQUI	LKF	RVL
	EUR '000	EUR '000	EUR '000
Sales	576	0	7,490
Deliveries and purchased services	0	0	7,490
Other expenses	0	0	47
Loans	0	107	0
Trade receivables	98	0	2
Trade payables	100	0	0

Lenzing AG assumed proportionate liability for loans to a subsidiary of EQUI-Fibres BeteiligungsgmbH.

In the reporting period Lenzing AG took over a claim of uncertain amount for EUR 1,500 thousand from an associated company. The claim is against the vendor of a company acquired in 2004 about the reduction of the purchase price.

REMUNERATION OF SUPERVISORY BOARD AND MANAGEMENT BOARD MEMBERS

The remuneration of the members of the management and supervisory boards is set out below in aggregate for each of the categories specified in IAS 24:

	2005	2004
	EUR '000	EUR '000
Short-term employee benefits	1,813	2,135
Post-employment benefits	106	84
	1,919	**2,219**

NOTE 33. RISK MANAGEMENT

The Group is exposed to various financial risks such as risks from foreign-currency fluctuations (primarily from the US dollar), from changes in interest rates and market values as well as liquidity, credit and cash flow risks. There are clearly defined policies for handling financial risks, which are continuously monitored and documented by the Management Board. The objective of risk management is the minimization of financial risks. Maximum risk transparency and information quality is to be achieved by means of precise and up-to-date presentation and quantification of all risk categories

MARKET RISK

FOREIGN CURRENCY RISK

The companies of the Group have receivables, liabilities and bank balances denominated in a foreign currency resulting from their operating activities.

The Group uses derivative financial instruments, namely foreign currency forward contracts and options, to hedge its foreign currency risk.

INTEREST RATE RISK

Interest rate changes affect the Group's financing, investing and cash-management activities. The Group has fixed-interest securities and loans receivable with a carrying amount close to their market or fair value amounting to EUR 19,194 thousand (2004: EUR 19,427 thousand; compare note 20) and securities held as current assets with a carrying amount equaling their market value of EUR 8,007 thousand. The fair value of these assets is subject to fluctuations because of changes in market interest rates.

The Group also has fixed-interest liabilities and liabilities combining fixed and floating interest rates with banks and other lenders amounting to EUR 114,853 thousand as at 31 December 2005 (compare note 27). The fair value of these liabilities is subject to fluctuations because of changes in market interest rates. As at 31 December 2005 such liabilities had a fair value of approximately EUR 115,660 thousand.

PRICE RISK

The company is exposed to price risks usual in the line of business. Such risks are not provided for.

LIQUIDITY RISK

Liquidity risk is defined as the risk of not being able to obtain funds at any time, in order to meet liabilities incurred. Corporate guidelines require uniform and anticipatory liquidity planning throughout the Group. As part of the budgeting process, all Group data is consolidated in a short-term (one-year) and a medium-term (four-year) liquidity plan. As at 31 December 2005 the Group had at its disposal open credit lines confirmed in writing of EUR 193,696 thousand (31 December 2004: EUR 216,340 thousand) for financing required operating resources, as well as for covering potential shortfall caused by economic cycles.

CREDIT RISK

Credit risk describes the risk of incurring a loss due to individual business partners not meeting their contractual obligations. The del credere risk inherent in the Group's operating activities is largely covered by credit insurance and bank collaterals (guarantees, letters of credit).

The maximum credit risk is equivalent to the carrying amount of monetary assets. These are loans receivable (EUR 480 thousand), securities held as fixed and current assets (EUR 26,721 thousand), receivables (EUR 155,522 thousand) and bank balances and cash (EUR 77,097 thousand). In addition, the Group has assumed liability for other companies amounting to EUR 10,069 thousand of which EUR 6,472 thousand relate to associated companies. The Group will be charged if these companies do not meet their commitments.

The maximum credit risk exposure involving one single bank consists of time deposits and bonds issued by that bank of approximately EUR 50 mill., apart from which there are no concentrations of credit risk.

CASH FLOW RISK

It is policy of the Group to secure cash flow risk resulting from expected future transactions in foreign currencies by foreign currency forward contracts and options. These hedging transactions ensure that changes in exchange rates do not affect cash flows resulting from transactions in foreign currencies translated into euro.

Liabilities at variable interest rates with banks and other lenders of EUR 139,220 thousand as at 31 December 2005 lead to fluctuations in cash flows related to these liabilities, that is, interest cost, whenever there are changes in the market interest rate.

NOTE 34. FINANCIAL INSTRUMENTS

A) PRIMARY FINANCIAL INSTRUMENTS

The market value of cash and cash equivalents and investments held as fixed and current assets corresponds to the carrying amount. The carrying amount of loans receivable approximates their market value.

The market value of receivables also approximates their carrying amount, as they are short-termed and credit risk is covered by adequate allowances.

The carrying amount of short-term and long-term liabilities with banks and other lenders amounted to EUR 254,073 thousand as at 31 December 2005 (31 December 2004: EUR 239,334 thousand). This compares to a market value of EUR 254,880 thousand as at 31 December 2005 (31 December 2004: EUR 239,631 thousand). The market value of other liabilities corresponds to their carrying amount due to their short-term maturity. The market value was derived by discounting future cash flows related to these liabilities applying the market interest rate at the reporting date.

B) DERIVATIVE FINANCIAL INSTRUMENTS

The Group utilizes foreign currency forward contracts and options to hedge currency risks related to foreign currency exposures and expected future transactions of companies having the euro, British pound or the US dollar as functional currencies. Such contracts are stated at their market value.

FAIR VALUE HEDGES

Gains or losses from fair value hedges as well as gains or losses from hedged items are recognized as income or expense in the operating result. At the balance sheet dates the nominal values and market values of these hedging instruments were as follows:

	as at 31 December 2005		as at 31 December 2004	
Type of derivative financial instrument	**Nominal**	**Gain (+)/loss (-)**	**Nominal**	**Gain (+)/loss (-)**
Functional currency/foreign currency	**in '000 foreign currency**	**in EUR '000**	**in '000 foreign currency**	**in EUR '000**
Forward contracts				
EUR purchase/USD sale	21,050	-1,346.5	9,841	784.5
EUR sale/USD purchase	0	0.0	189	-17.4
EUR purchase/CHF sale	0	0.0	305	1.2
EUR purchase/GBP sale	150	-8.9	160	1.5
EUR purchase/SEK sale	530	-0.2	1,200	-0.3
GBP purchase/EUR sale	0	0	432	-8.2
GBP purchase/JPY sale	0	0	17,736	-0.4
GBP purchase/USD sale	0	0	776	-21.3
USD purchase/EUR sale	210	10.4	1,086	-103.1
USD sale/EUR purchase	210	-27.2	0	0.0
USD purchase/JPY sale	18,000	12.4	35,326	-7.7
USD sale/JPY purchase	18,000	-17.8	0	0.0
Total		**-1,377.8**		**628.8**
Options				
GBP purchase/USD sale	1,000	-6.8	0	0.0
EUR purchase/USD sale	3,500	12.3	10,700	1,078.5
Total		**5.5**		**1,078.5**

CASH FLOW HEDGES

For companies with the same functional currency, the respective net exposure in foreign currencies for the next business year is determined in the course of preparing the budget. Purchases in a specific foreign currency and sales in the same foreign currency are aggregated and hedged as a group. Approximately 90% of the budgeted net exposure for business year 2006 was hedged as at 31 December 2005 with contracts having maturities up to 16 months.

Gains or losses from measuring cash flow hedges are recognized directly in equity and reclassified into operating profit or loss when the hedged transactions affect profit or loss.

The market value of pending cash flow hedges recognized directly in equity amounted to EUR -2,547 thousand as at 31 December 2005 and to EUR 6,092 thousand as at 31 December 2004.

At the balance sheet dates the nominal values and market values of these hedging instruments were as follows:

	as at 31 December 2005		as at 31 December 2004	
Type of derivative financial instrument	**Nominal**	**Gain (+)/loss (-)**	**Nominal**	**Gain (+)/loss (-)**
Functional currency/foreign currency	**in '000 functional currency**	**in EUR '000**	**in '000 functional currency**	**in EUR '000**
Forward contracts				
EUR purchase/USD sale	108,499	-1,988.8	52,059	2,846.0
EUR purchase/GBP sale	875	-12.2	1,750	46.9
EUR purchase/SEK sale	0	0.0	6,380	-7.3
GBP purchase/EUR sale	11,500	107.8	10,000	-210.2
GBP purchase/USD sale	18,000	-208.9	0	0.0
GBP purchase/JPY sale	185,000	45.7	330,000	2.7
USD purchase/EUR sale	10,206	418.6	1,410	-130.0
USD purchase/JPY sale	0	0.0	234,000	-123.6
Total		**-1,637.8**		**2,424.5**
Options				
EUR purchase/USD sale	45,000	-911.4	49,000	3,111.9
EUR purchase/CHF sale	8,000	2.3	10,200	-59.3
GBP purchase/USD sale	0	0.0	13,000	615.4
Total		**-909.1**		**3,668.0**

NOTE 35. DIRECT AND INDIRECT INVESTMENTS OF LENZING AG AS AT 31 DECEMBER 2005

INVESTMENT	Currency	Common stock	Ownership interest in %
Fully consolidated companies			
BZL-Bildungszentrum Lenzing GmbH, Lenzing, Austria	EUR	43.604	75.00
Energie- und Medienzentrale Heiligenkreuz GmbH, Heiligenkreuz, Austria	EUR	72,673	100.00
LENO Electronics GmbH, Schörfling, Austria	EUR	40,000	55.00
Lenzing Beteiligungs GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Deutschland Syncell GmbH, Ditzingen, Germany (under liquidation)	EUR	130,000	100.00
Lenzing Fibers (Shanghai) Co., Ltd., Shanghai, China	USD	200,000	100.00
Lenzing Fibers GmbH, Heiligenkreuz, Austria (formerly Lenzing Lyocell GmbH, Heiligenkreuz)	EUR	363,364	100.00
Lenzing (Nanjing) Fibers Co., Ltd., Nanjing, China	USD	37,000,000	70.00
Lenzing Plastics GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Technik GmbH, Lenzing, Austria	EUR	35,000	100.00
Lyocell Holding Ltd., Nottingham, UK	GBP	1,000	100.00
PT. South Pacific Viscose, Purwakarta, Indonesia	IDR	72,500,000,000	41.98
Pulp Trading GmbH, Lenzing, Austria	EUR	40,000	100.00
Lenzing Fibers (Hong Kong) Ltd., Hong Kong (formerly Tencel Asia Ltd., Hong Kong)	HKD	16,000,000	100.00
Tencel Holding Ltd., Nottingham, UK	GBP	1	100.00
Tencel Holding Overseas Ltd., Jersey, Channel Islands	GBP	1,001	100.00
Lenzing Fibers Inc., New York, USA (formerly Tencel Inc., New York, USA)	USD	10	100.00
Lenzing Fibers Ltd., Nottingham, UK (formerly Tencel Ltd., Derby, UK)	GBP	130,233,265	100.00
Lenzing Fibers Holding GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Holding GmbH, Lenzing, Austria	EUR	35,000	100.00
Companies accounted for at equity:			
RVL Reststoffverwertung Lenzing GmbH, Lenzing, Austria	EUR	36,336	50.00
WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., St. Pölten, Austria	EUR	36,336	25.00
EQUI-Fibres BeteiligungsgmbH, Krefeld, Germany	EUR	2,000,000	35.00
L.K.F. Tekstil Boya Sanayi Ve Ticaret Amonim Sirketi, Istanbul, Turkey	TRL	5,550,000,000,000	33.34

NOTE 36. CORPORATE BODIES

MEMBERS OF THE SUPERVISORY BOARD

Karl Schmutzer, Vienna
Chairman

Walter Lederer, Vienna
Deputy Chairman

Horst Bednar, Vienna

Hermann Bell, Linz

Veit Sorger, Vienna

Franz Zwickl, Vienna

WORKS COUNCIL REPRESENTATIVES

Rudolf Baldinger
Chairman of the Company's Works Committee
Chairman of the Blue-Collar Workers' Council

Helmut Maderthaner
Deputy Chairman of the Company's Works Committee
Chairman of the White-Collar Workers' Council

Johann Schernberger
Deputy Chairman of the Blue-Collar Workers' Council

MEMBERS OF THE MANAGEMENT BOARD

Thomas Fahnemann
Chairman

Christian Reisinger

Peter Untersperger

NOTE 37. RELEASE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The present consolidated financial statements were released on 17 March 2006 by the Management Board for examination by the Supervisory Board, for submission to the Shareholders' Meeting and for subsequent publication. The Supervisory Board is entitled to initiate changes to the consolidated financial statements within the framework of its supervisory duty.

Lenzing, 17 March 2006

THE MANAGEMENT BOARD:

m.p. Thomas Fahnemann

m.p. Christian Reisinger

m.p. Peter Untersperger

DEVELOPMENT OF FIXED ASSETS

	Costs					
	as at 01/01/2005	Currency translation adjustment	Additions 2005	Disposals 2005	Reclassifications 2005	as at 31/12/2005
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
DEVELOPMENT OF INTANGIBLE ASSETS						
1. Concessions, industrial property rights and similar rights	27,978	55	1,636	802	7	**28,874**
of these: internally generated	11,945	0	1,235	0	0	**13,180**
2. Goodwill	3,687	273	0	0	0	**3,960**
3. Prepayments	0	0	31	0	0	**31**
Total for intangible assets	**31,665**	**328**	**1,667**	**802**	**7**	**32,865**
DEVELOPMENT OF PROPERTY, PLANT AND EQUIPMENT						
1. Land and buildings	204,625	2,488	4,964	1,996	2,244	**212,325**
2. Plant and machinery, fixtures, fittings and other assets	1,187,914	14,723	47,185	14,098	10,793	**1,246,517**
3. Prepayments and work under construction	7,676	1,030	28,578	0	-13,044	**24,240**
Total for property, plant and equipment	**1,400,215**	**18,241**	**80,727**	**16,094**	**-7**	**1,483,082**
DEVELOPMENT OF FINANCIAL ASSETS						
1. Investments in associates	3,330	0	0	0	0	**3,330**
2. Loans	1,743	0	344	925	-266	**896**
3. Securities	46,459	0	1,305	924	0	**46,840**
Total for financial assets	**51,532**	**0**	**1,649**	**1,849**	**-266**	**51,066**

Accumulated depreciation and amortization

APPENDIX 1

as at 01/01/2005	Currency translation adjustment	Depreciation 2005	Write-ups 2005	Disposals 2005	Reclassifications 2005	as at 31/12/2005	Carrying amount as at 31/12/2005	Carrying amount as at 31/12/2004
EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
19,392	14	1,602	0	802	0	20,206	**8,668**	8,586
6,821	0	709	0	0	0	7,530	**5,650**	5,124
0	0	0	0	0	0	0	**3,960**	3,687
0	0	0	0	0	0	0	**31**	0
19,392	**14**	**1,602**	**0**	**802**	**0**	**20,206**	**12,659**	**12,273**
115,448	619	6,344	0	604	0	121,807	**90,518**	89,177
713,914	8,113	56,177	0	13,287	0	764,917	**481,600**	474,000
0	0	0	0	0	0	0	**24,240**	7,676
829,362	**8,732**	**62,521**	**0**	**13,891**	**0**	**886,724**	**596,358**	**570,853**
-6,480	-205	0	631	0	0	-7,316	**10,646**	9,810
546	0	15	42	0	-103	416	**480**	1,197
28,229	0	20	123	0	0	28,126	**18,714**	18,230
22,295	**-205**	**35**	**796**	**0**	**-103**	**21,226**	**29,840**	**29,237**

AUDITOR'S REPORT

To the
Members of the Supervisory Board
and the Shareholders of Lenzing
Aktiengesellschaft, Lenzing

We have audited the consolidated financial statements of Lenzing AG, Lenzing for the fiscal year from 1 January 2005 to 31 December 2005. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU and for the preparation of the management report for the Group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the Group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the Group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the Group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects the financial position of the Group as of 31 December 2005 and of the results of its operations and its cash flows for the fiscal year from 1 January 2005 to 31 December 2005 in accordance with International Financial Reporting Standards as adopted by the EU. The management report for the Group is in accordance with the consolidated financial statements.

Vienna, 17 March 2006

Deloitte.

Eidos Deloitte
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft mbH
Chartered Accountants and
Tax Consultants

m.p. Erich Kandler
Chartered Accountant and
Tax Consultant, CPA

m.p. Leopold Fischl
Chartered Accountant and
Tax Consultant

REPORT OF THE SUPERVISORY BOARD ON BUSINESS YEAR 2005

To the 62nd Regular Shareholders' Meeting:

Dear Shareholders

In the course of business year 2005, the Supervisory Board was informed by the Management Board on the company's activities on the occasion of four meetings. The further strategic development of the company, as well as major business transactions and activities were discussed with the Management Board and the required decisions were made. In the course of these meetings, the Management Board informed the Supervisory Board on the results of operations and the financial position of Lenzing AG and its subsidiaries by means of detailed written reports. Moreover, the Chairman of the Supervisory Board and his deputy had the Management Board provide them with information on a regular basis. The Financial Audit Committee met once.

The financial statements and the management report of Lenzing AG and the consolidated financial statements according to IFRS as at 31 December 2005 were audited by Eidos Deloitte Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH, Vienna, who expressed an unqualified opinion. The Financial Audit Committee at its meeting of 5 April 2006 gave its detailed attention to the audit reports and exhaustively discussed the audit results with the auditor. The Financial Audit Committee advised the Supervisory Board to recommend to the 62nd Regular Shareholders' Meeting to reappoint Eidos Deloitte Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH, Vienna as auditors for the 2006 accounts. In keeping with section 127 of the Austrian Stock Corporations Act, the Supervisory Board accepts the management report and approves the financial statements for 2005 which has thereby been established in keeping with section 125 (2) of the Austrian Stock Corporations Act. Moreover, the Supervisory Board accepts the consolidated financial statements and the management report of the Group prepared in accordance with sections 244 and 245a of the Austrian Commercial Law Code. The Supervisory Board also agrees to the distribution of profit as proposed by the Management Board. Accordingly, a dividend of EUR 29,400,000.00 will be distributed from the shown net profit of EUR 29,418,071.27. This corresponds to EUR 8.00 per no-par share. The remaining profit of EUR 18,071.27 will be carried forward.

The Supervisory Board follows the advice of the Financial Audit Committee and will recommend to the 62nd Regular Shareholders' Meeting to appoint Eidos Deloitte Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH, Vienna as auditors for the 2006 accounts.

The Supervisory Board thanks the Management Board and all staff members for their commitment and for the good results achieved for the business year under review.

Vienna, 28 April 2006

Karl Schmutzer
Chairman of the Supervisory Board

LONG-TERM COMPARISON

		under IFRS			under US GAAP					
		2005	**2004**	**2003**	**2003**	**2002**	**2001**	**2000**	**1999***	**1998***
Sales and result										
Sales	EUR mill.	943	871	747	622	626	623	599	550	547
Sales outside Austria	%	85.0	83.7	83.6	79.2	78.9	79.3	80.5	81.9	80.6
Income from operations	EUR mill.	82	104	90	74	78	65	70	9	17
Financial result	EUR mill.	-3	-1	-5	4	-6	1	0	-5	-9
Income before taxes and minority interest	EUR mill.	79	104	85	78	72	65	69	4	8
Income taxes	EUR mill.	-19	-26	-21	-17	-23	-20	-23	0	-3
Profit/loss for the year **	EUR mill.	61	78	64	61	49	46	47	4	6
Net income attributable to the shareholders of Lenzing AG	EUR mill.	57	68	59	59	48	54	42	4	6
Cash flow										
Gross cash flow	EUR mill.	120	128	116	104	102	86	37	61	70
Gross cash flow as percent of sales	%	12.8	14.7	15.5	16.8	16.3	13.9	6.2	11.1	12.8
Net cash from operating activities	EUR mill.	124	95	127	109	127	82	28	61	50
Free cash flow	EUR mill.	35	-36	-11	-16	85	59	-9	22	48
Capital expenditure	EUR mill.	82	61	139	131	42	67	41	39	39
Assets structure ***										
Non-current assets	%	63.5	64.9	60.8	63.1	63.6	65.0	59.4	62.0	63.2
Current assets	%	36.5	35.1	39.2	36.9	36.4	35.0	40.6	38.0	36.8
Total assets	EUR mill.	1,010	946	897	809	689	686	691	688	689
Capital structure ***										
Equity	%	48.0	48.7	45.1	49.6	51.1	45.6	39.3	33.7	33.3
Post-employment benefits	%	7.2	6.7	7.4	7.5	8.7	8.6	8.3	19.1	19.0
Liabilities (excluding post-employment benefits)	%	44.8	44.5	47.5	42.9	40.2	45.8	52.4	47.2	47.7
Key data										
Return on sales (ROS)[1]	%	6.5	8.8	10.3	10.0	8.8	7.7	10.5	1.5	3.1
Return on capital employed (ROCE)[2]	%	9.0	12.2	14.3	13.7	13.1	11.7	15.5	2.0	3.9
Return on equity (ROE)	%	12.8	17.9	17.0	15.8	14.5	18.6	16.8	1.9	2.5
EBIT[3]	EUR mill.	82	104	90	74	78	65	70	9	17
EBIT margin	%	8.7	12.0	12.0	11.9	12.5	10.4	11.6	1.7	3.1
EBITDA[4]	EUR mill.	142	160	135	116	121	102	108	61	66
EBITDA margin	%	15.0	18.4	18.0	18.6	19.4	16.4	18.0	11.1	12.0
Earnings per share	EUR	15.5	18.4	16.0	16.2	13.1	14.8	11.5	1.2	1.5
Number of employees at year-end		4,860	4,845	4,523	3,058	3,365	3,282	3,216	3,166	3,226

Under IFRS:

1) = NOPAT (= Income from operations (EBIT) less proportional income taxes) / sales

2) = NOPAT / The average of stockholders' equity and minority interests
+ Interest bearing debt
- Cash
- Investments
- Current and non-current securities and loans

3) = Income before taxes and financial result

4) = EBIT plus amortization of intangible fixed assets and depreciation of property, plant and equipment

Under US GAAP:

1) = NOPAT (= Income from operations (EBIT) less proportional income taxes) / sales

2) = NOPAT / ((The average of stockholders' equity and minority interests
+ Interest bearing debt
- Cash
- Investments
- Current and non-current securities and loans) 1/1+31/12)/2

3) = Income before taxes, minority interest and financial result

4) = EBIT plus amortization of intangible fixed assets and depreciation of property, plant and equipment

* LUSAC Group shown as continuing operation
** Net income from continuing operations
*** *Offsetting deferred taxes in fiscal year 2001 resulted in an adjustment of the comparable figures 1998–2000.*

TRADE FAIRS 2005

BUSINESS UNITS TEXTILE FIBERS/NONWOVEN FIBERS

	Month	Venue
Colombiatex	January	Colombia
Heimtextil	January	Germany
Images Fashion Forum – The Renaissance	January	Mumbai/India
Innovation Asia	January	USA
Outdoor Retailer Show	January	USA
PGA Show	January	Florida/USA
Target Expo	February	USA
Fenatec	February	Brazil
ITSE	February	Turkey
Texstyles India Fair	February	New Delhi/India
Munich Fabric Start	February	Munich/Germany
Expofil	March	Paris/France
Hometextile China	March	China
Intertextile Beijing	March	China
Texworld	March	Paris/France
Global Fabric Fair April	April	New York/USA
Index	April	Geneva/Switzerland
Los Angeles Textile Show	April	Los Angeles/USA
NY Home Show April	April	New York/USA
CTI/DND Military Show	April	Ottawa/Canada
ITGME Jakarta	April	Jakarta/Indonesia
FDIC Fire Department Instructors Conference	April	Indianapolis/USA
Evteks	May	Turkey
Interior Lifestyle Japan	June	Tokyo/Japan
Interschutz Roter Hahn	June	Hanover/Germany
Techtextil	June	Frankfurt/Germany
Target Home Show	June	Minneapolis/USA
Innovation Asia	July	USA
Feira Intima	August	Brazil
Target Apparel Show	August	USA
InterTextile Shanghai Home Textiles	August	Shanghai/China
TENDENCE	August	Frankfurt/Germany
Interfilière	September	Lyon/France
Munich Fabric Start	September	Munich/Germany
11th Man Made Fiber Conference	September	China
Spin Expo	September	Shanghai/China
Texworld	September	Paris/France
Expofil	September	Paris/France
Man-made Fibers Congress	September	Dornbirn/Austria
NSC Safety Show	September	Orlando/USA
Heimtextil Rossija	September	Moscow/Russia
SINCE	September	Shanghai/China
PGA show	September	Las Vegas/USA
Preview – PIS	September	Seoul/Korea
ITSE	September	Istanbul/Turkey
INTEX	October	Mumbai/India
NY Home Show	October	New York/USA
Los Angeles Textile Show	October	Los Angeles/USA
Global Fabric Fair	October	New York/USA

TRADE FAIRS 2005

BUSINESS UNITS TEXTILE FIBERS/NONWOVEN FIBERS

	Month	Venue
A&A	October	Düsseldorf/Germany
InterTextile Apparel	October	Shanghai/China
Interstoff Asia	October	Hong Kong
TechTextil	November	Sao Paulo/Brazil
Japan Creation	December	Japan

BUSINESS UNIT PLASTICS

	Month	Venue
Techextil	June	Frankfurt/Germany
Label Expo	September	Brussels/Belgium
Wire Singapore	September	Singapore
Big 5 Show	December	Dubai/UAE

BUSINESS UNIT ENGINEERING

	Month	Venue
Imagine the Future of Viscose Technology Congress	June	Bad Ischl/Austria
SPS/IPC/Drives	November	Nuremberg/Germany

TRADE FAIRS 2006

BUSINESS UNITS TEXTILE FIBERS/NONWOVEN FIBERS

	Month	Venue
Colombiatex	January	Medilin/Colombia
Heimtextil	January	Frankfurt/Germany
ISPO Winter	January	Munich/Germany
Innovation Asia	January	New York/USA
Bodywear Lingerie Show	February	New Delhi/India
Expofil	February	Paris/France
Munich Fabric Start	February	Munich/Germany
SICUR	February	Madrid/Spain
Texworld	February	Paris/France
Fenatec	March	Sao Paulo/Brazil
Intertextile Bejing	March	Bejing/China
Target Expo	March	Minneapolis/USA
Techtextil North America	March	Atlanta/USA
CTI-DND Military Show	April	Ottawa/Canada
FDIC Fire Department Instructors Conference	April	Indianapolis/USA
Fiber & Yarn Show 2006	*April*	*Mumbai/India*
L.A. Textile Show	April	Los Angeles/USA
Evteks	May	Istanbul/Turkey

TRADE FAIRS 2006

BUSINESS UNITS TEXTILE FIBERS/NONWOVEN FIBERS

	Month	Venue
Lenzing Innovation Tokyo	June	Tokyo/Japan
TTSD (Technical Textile for Security & Defence)	June	Brighton/UK
ISPO Sommer	July	Munich/Germany
Innovation Asia	July	New York/USA
InterTextile HomeTextile Shanghai	August	Shanghai/China
Man-made Fibers Congress	September	Dornbirn/Austria
Expofil	September	Paris/France
Interfilière	September	Lyon/France
Munich Fabric Start	September	Munich/Germany
Texworld	September	Paris/France
CINTE Techtextil China	September	Shanghai/China
Indonesian Textile Fair	September	Jakarta/Indonesia
L.A. Textile Show	October	Los Angeles/USA
InterTextile Shanghai	October	Shanghai/China
Interstoff Asia	October	Hong Kong
Heimtextile India/Texworld India	October	Mumbai/India
Textile Expo India	November	India
NSC Congress & Expo	November	San Diego/USA
Expoprotection/Fire	November	Paris/France
Lenzing Innovation Tokyo	November	Tokyo/Japan

BUSINESS UNIT PLASTICS

	Month	Venue
IPACK-IMA	February	Milan/Italiy
TECHTEXTIL North America	March	Atlanta/USA
Pollutec China	March	Shanghai/China
Wire Düsseldorf	April	Düsseldorf/Germany

BUSINESS UNIT ENGINEERING

	Month	Venue
ACHEMA	May	Frankfurt/Germany
Vienna Tec	October	Vienna/Austria

IMPORTANT ADDRESSES

AUSTRIA

Production Sites	Address	Contact Point
Lenzing Aktiengesellschaft	4860 Lenzing	Phone: +43 (0)7672 701-0
	Austria	Fax: +43 (0)7672 701-3880
		E-Mail: office@lenzing.com
Lenzing Technik GmbH	4860 Lenzing	Phone: +43 (0)7672 701-2202
	Austria	Fax: +43 (0)7672 96858
		E-Mail: technik@lenzing.com
Lenzing Plastics GmbH	4860 Lenzing	Phone: +43 (0)7672 701-2851
	Austria	Fax: +43 (0)7672 918-2851
		E-Mail: plastics@lenzing.com
Lenzing Fibers GmbH (until May 2005:	Industriegelände 1	Phone: +43 (0)3325 4100
Lenzing Lyocell GmbH)	7561 Heiligenkreuz	Fax: +43 (0)3325 4100-400
	Austria	E-Mail: lfgoffice@lenzing.com

Others		
LENO Electronics GmbH	Photo-Play-Straße 1	Phone: +43 (0)7672 701-2808
	4861 Schörfling	Fax: +43 (0)7672 918-2808
	Austria	E-Mail: w.kastl@lenzing.com
BZL – Bildungszentrum Lenzing GmbH	Werkstraße 2	Phone: +43 (0)7672 701-3531
	4860 Lenzing	Fax: +43 (0)7672 96866
	Austria	E-Mail: sekretariat@bzl.ac.at
RVL Reststoffverwertung Lenzing GmbH	4860 Lenzing	Phone: +43 (0)7672 701-3361
	Austria	Fax: +43 (0)7672 918-3361
		E-Mail: jo.kroiss@lenzing.com
Gemeinnützige Siedlungsgesellschaft m.b.H.	4860 Lenzing	Phone: +43 (0)7672 701-2308
für den Bezirk Vöcklabruck	Austria	Fax: +43 (0)7672 701-3704
		E-Mail: office-gsg@lenzing.com
Pulp Trading GmbH	4860 Lenzing	Phone: +43 (0)7672 701-2892
	Austria	Fax: +43 (0)7672 918-2892
		E-Mail: j.huber@lenzing.com
Wasserreinhaltungsverband Lenzing –	4860 Lenzing	Phone: +43 (0)7672 701-3361
Lenzing AG	Austria	Fax: +43 (0)7672 918-3361
		E-Mail: jo.kroiss@lenzing.com

UK

Production Site	Address	Contact Point
Lenzing Fibers Ltd.	P.O. Box 462	Phone: +44 (0)1472 244-777
(until May 2005: Tencel Ltd.)	South Humberside Industrial Estate	Fax: +44 (0)1472 244-708
	Great Coates, Grimsby, N E Lincolnshire,	E-Mail: k.green@lenzing.com
	DN31 2ZT, United Kingdom	

Offices		
Lenzing Fibers Ltd.	130 Shaftesbury Avenue	Phone: +44 (0)20 7031-0923
(until May 2005: Tencel Ltd.)	London, W1D 5EU	Fax: +44 (0)20 7031-0927
	United Kingdom	E-Mail: london@lenzing.com
Lenzing Fibers Ltd.	1 Pride Point Drive	Phone: +44 (0)1332 546-740
(until May 2005: Tencel Ltd.)	Pride Park, Derby, Derbyshire	Fax: +44 (0)1332 546-741
	DE24 8BX	E-Mail: j.bell@lenzing.com
	United Kingdom	
Lenzing Fibers Ltd.	P.O. Box 111, 101 Lockhurst Lane, Coventry,	Phone: +44 (0)24 7658-2294
(until May 2005: Tencel Ltd.)	West Midlands, CV6 5RS	Fax: +44 (0)24 7658-2299
	United Kingdom	E-Mail: k.hewitt@lenzing.com

USA

Production Site	Address	Contact Point
Lenzing Fibers Inc.	P.O. Box 171	Phone: +1 (0)251 679-2811
(until May 2005: Tencel Inc.)	12950 US Highway 43 North	Fax: +1 (0)251 679-2880
	Axis, Alabama, 36505	E-Mail: m.griffith@lenzing.com
	USA	

Office		
Lenzing Fibers Inc.	111 West 40th Street	Phone: +1 (0)212 944-7815
(until May 2005: Tencel Inc.)	34th Floor,	Fax: +1 (0)212 944-7406
	New York, New York 10018	E-Mail: newyork@lenzing.com
	USA	

INDONESIA

Production Site	Address	Contact Point
PT. South Pacific Viscose	Desa Cicadas, P.O.Box 11 PWK	Phone: +62 (0)264 200-636
	Purwakarta 41101	Fax: +62 (0)264 206-432
	West Java, Indonesia	E-Mail: sales@pt-spv.com

Office		
PT. South Pacific Viscose	Sampoerna Strategic Square,	Phone: +62 (0)21 577-1630
	Tower B, 16th Floor	Fax: +62 (0)21 577-1640
	Jl. Jend. Sudirman Kav. 45 – 46	E-Mail: sales@pt-spv.com
	Jakarta 12930, Indonesia	

IMPORTANT ADDRESSES

CHINA

Offices	Address	Contact Point
Lenzing Fibers	Room 2302, 23rd Floor,	Phone: +852 (0)2827 7883
(Hong Kong) Ltd.	China Resources Building,	Fax: +852 (0)2827 9591
(until May 2005: Tencel Asia Ltd.)	26 Harbour Road, Wanchai, Hong Kong	E-Mail: hongkong@lenzing.com
Lenzing Fibers	Unit 2312	Phone: +86 (0)21 6341 0030-0
(Shanghai) Co. Ltd.	689 Guangdong Road,	Fax: +86 (0)21 6341 00-07
	200001 Shanghai, China	E-Mail: shanghai@lenzing.com
Lenzing Technik Beijing	Liang Ma Tower No. 8, Unit 1410	Phone: +86 (0)10 6590 0946-8
Representative Office	North Dongsanhuan Road, Chaoyang District	Fax: +86 (0)10 6590 0949
	100026 Beijing, China	E-Mail: frankdu@public.fhnet.cn.net
Lenzing (Nanjing) Fibers Co., Ltd.	Fujiachang 120, Qixia District	Phone: +86 (0)25 8559-7387
	210038 Nanjing, China	Fax: +86 (0)25 8559-7302
		E-Mail: h.hummer@lenzing.com

JAPAN

Office	Address	Contact Point
Lenzing Fibers (Hong Kong) Ltd. –	Level 11, Aoyama Palacio Tower,	Phone: +81 (3)5778 7528
Japan Representative Office	3-6-7 Kita-Aoyama, Minato-Ku	Fax: +81 (3)5778 7676
	Tokyo, Japan 107-0061	E-Mail: k.suminaga@lenzing.com

FINANCIAL CALENDAR OF LENZING AG FOR 2006

	2006
Preliminary results	Mon, 13 March
Final results	Tue, 2 May
Results 1st quarter	Mon, 15 May
62nd Shareholders' Meeting, Lenzing	Wed, 14 June
Quotation ex dividend	Mon, 19 June
Dividend distribution	Fri, 23 June
Half year results	Mon, 28 August
Results 3rd quarter	Mon, 27 November

THANK YOU

Thank you to all our members of staff for modeling on these pages. These models stand for all those Lenzing Group colleagues who day by day contribute to the success of our company, bringing to life the motto of this year's report: People make the difference.

GLOSSARY

CELLULOSE FIBERS Fibers made of natural raw materials (such as wood, cotton and others)

CHRISTIAN DOPPLER LABORATORIES Named after the Austrian scientist, these laboratories are affiliated with universities or other, non-academic research institutions. They are dedicated to application-oriented fundamental research, solving problems arising from industrial production processes. www.cdg.ac.at

COMPETENCE CENTER WOOD K PLUS Wood K plus is an association of partners from industry (such as Lenzing AG) and science, forming an Austrian research institute for joint research on wood composite materials and wood chemistry. www.kplus-wood.at

EBIT Earnings (income) before Interest and Taxes

EBITDA Earnings (income) before Interest, Taxes, Depreciation and Amortization

EBITDA-MARGIN EBITDA in relation to sales

EQUITY METHOD A valuation method in group accounting for subsidiaries with a share between 20% and 50%.

FSC PAPER Paper manufactured from pulp with sustainability certification by the Forest Stewardship Council.

FURFURAL A side product of pulp production. One of its uses is in plant protection agents.

INTEGRATION All process steps of fiber production are located at one site, from wood, to pulp, to fiber.

LYOCELL A novel fiber, developed by Lenzing, produced by an environmentally very sound solvent process. Its properties enable the design and production of new and innovative products. TENCEL® is the Lenzing brand for lyocell fibers.

WORLD LEADER IN
CELLULOSE FIBER TECHNOLOGY



Printed on Lenza Top Recycling Super (except cover)

COPYRIGHT AND PUBLISHED BY
Lenzing Aktiengesellschaft
4860 Lenzing, Austria
www.lenzing.com

EDITED BY
Lenzing Aktiengesellschaft
Corporate Communications
Angelika Guldt
Phone: +43 (0)76 72 701-26 96
Fax: +43 (0)76 72 918-26 96
E-Mail: a.guldt@lenzing.com

Hochegger Financials, Vienna

IDEA AND DESIGN BY
ElectricArts GmbH
Lenzing AG

PRINTED BY
kb-offset, Regau

TRANSLATION
semiogeny, England

PHOTOGRAPHY BY
Fotostudio Manfred Lang GmbH
ElectricArts GmbH
Lenzing AG
Elisabeth Grebe
Daniele Mattioli/Agentur Anzenberger

LENZING

Lenzing Aktiengesellschaft
4860 Lenzing, Austria
Phone: +43 (0)76 72 701-0
Fax: +43 (0)76 72 701-38 80
E-Mail: office@lenzing.com
www.lenzing.com
Trade Register: reg. LG Wels FN 96499k

MAN-MADE CELLULOSE FIBERS Fibers industrially produced from natural raw materials (such as wood).

MODAL A fiber specialty that excels with its appealing properties like its particular softness. Modal is a preferred material for high-quality lingerie products. Its technical properties such as tenacity and dimensional stability are superior.

NET GEARING Net indebtedness in relation to equity

NET INDEBTEDNESS Financial liabilities minus cash funds

NONWOVENS Fibers not spun into yarns for the manufacture of fabrics but made into fleece material used for applications in sensitive areas, such as hygiene, medicine and cosmetics.

POLYOLEFINS An important group of plastics. Polyethylene (PE) and polypropylene (PP) belong to this group. Primary material for product group thermoplastics in business sector plastics.

PTFE (POLYTETRAFLUOROETHYLENE) A plastic substance with exceptional thermal and chemical properties. PTFE fibers and yarns are used in hot gas filtration.

UTILITIES Forms of energy required for manufacturing processes and for the operation of energy producing plants (examples are compressed air, system vacuum, blanket gas, hot water).

VISCOSE FIBER A regenerated cellulose fiber produced by the viscose process. Natural cellulose is first put into solution in the form of a chemical derivative and then regenerated, that is transformed into cellulose, in the course of the spinning process.

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Lenzing Aktiengesellschaft
Investor Relations
Angelika Guldt
4860 Lenzing, Austria

Phone: +43 (0)7672 701-2696
Fax: +43 (0)7672 918-2696
E-Mail: a.guldt@lenzing.com
Homepage: www.lenzing.com